4/19


05007300

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Globex Mining Enterprises

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 25 2005 E
THOMSON FINANCIAL

FILE NO. 82- 4025

FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 4/19/05



GLOBEX

Annual Report 2004

TABLE OF CONTENTS

Message to Shareholders 1
Management Discussion and Analysis 3
Responsibilities for Financial Statements 5
Auditors' Report 5
Consolidated Financial Statements and Notes 6-20
Corporate Information .... Back Cover

MESSAGE TO SHAREHOLDERS

By any measure, 2004 was a busy year. Joint ventures were negotiated and work started on them, many properties were explored by diamond drilling, geophysics and prospecting, and a ramp was driven on Globex's Mooseland property in Nova Scotia. A preliminary economic evaluation was performed on our Magusi River-Fabie Bay property with a positive conclusion.

The following is a short summary of events and endeavors during 2004.

Optioned properties

Azure Resource Corp. performed a limited drill hole program in 2003 on the Mooseland property in Nova Scotia and quickly decided, following a review of extensive pre-existing technical data, to drive a ramp into the West Gold Zone. 200 metres of ramp were completed and a 2,000 tonne bulk sample was removed by August 31, 2003. The material was partially processed in 2004. Approximately $2.1 million has been invested to date in the property. The ramp, at the vertical depth currently achieved, has yet to test the area of significant gold values defined by previous drilling. Azure, subject to available financing, intends to continue the ramp into the drill defined gold area of the West Zone and possibly drift over to the East Zone from the lower level. Globex received significant cash and stock payments from Azure at the beginning of the year but agreed to defer the cash component of two (2) quarterly option payments.

Vedron Gold Inc. acquired an option on the Ramp gold property (Beatty Twp) near Matheson, Ontario from Globex and immediately undertook a re-evaluation of the exploration potential of the area adjoining the known resource. A small drill program was undertaken principally targeting vein structures south of the ramp area. Several holes were lost or were dyked out but one intersected a target area and returned an intersection of 15 g/t Au over 1 metre, a step out on a previous intersection of 16 g/t Au over 1.4 metres. Subsequent to year end, Vedron informed Globex that they intend to dewater the open pit and ramp in order to explore the known gold resource from underground by detailed drilling.

Dianor Resources Inc. completed a series drill holes in 2003-2004 on Globex's Pacaud kimberlite property. The drilling succeeded in locating a series of narrow kimberlite dykes which contain indicator minerals significant to diamond exploration. Results of analysis for indicators on the last holes of the program are unavailable.

Platte River Gold (U.S.) Inc. optioned Globex's Bell Mountain gold property in Nevada. The company undertook a program of detailed mapping and sampling both on surface and underground via existing adits, and rock geo-chemistry. In late November and December 2004, 7 holes were drilled totalling 1,585 metres. The gold bearing structure which hosts the Bell Mountain gold resource was intersected at depth but no values of economic significance were encountered. Subsequent to year end, the option was terminated.

In 2004, **Queenston Mining Inc.** completed a series of 8 drill holes totalling 6,148 metres in a 15 hole drill program which extended over 2003-2004, on Globex's 50% owned Duquesne West property. Most of the holes were directed to test for depth and on strike extensions as well as infill drilling of the Liz Gold Zone discovered a year earlier. Several of the 2004 Queenston drill holes intersected significant widths of gold mineralization such as Hole DQ-04-21 which intersected 20.6 g/t Au over 1.6 metres and Hole DQ-04-22 which returned 12.29 g/t Au over 1.25 m and 2.76 g/t Au over 4.65 metres. The Liz Zone was shown to extend to depth and was increased in size. Unfortunately, Queenston decided to terminate the option.

In the Joutel mining camp, **Novicourt Inc.** and **Virginia Gold Mines,** with Noranda Inc. as project manager, optioned Globex's Poirier South claims after flying a Megatem survey in the area and detecting a significant anomaly on Globex's claims. Two small grids were cut and ground geophysics completed in order to confirm the Megatem anomalies. This was followed immediately by two short drill holes which intersected geology, alteration and limited mineralization similar to the Poirier Mine property immediately to the north. Down hole geophysics indicated a possible off hole target but the option was terminated without further work being undertaken.

Acquisitions

Over the year, Globex added to its stable of mineral properties by acquiring additional base metal and gold assets as well as a uranium-gold property and a molybdenum resource. These acquisitions have now increased Globex's holdings to over 50 properties of merit.

Exploration

In 2004, Globex explored some of its properties for its own account.

On the ***Lyndhurst Property***, a drill hole was completed through the #1 Zone east of the mine's principal copper zones. A mineralized breccia composed of rhyolite, quartz and sulphides (pyrite and chalcopyrite) was intersected which assayed as follows: 1.36% Cu and 26.5 g/t Ag over a core length of 7.38 m or 0.825% Cu, 16.42 g/t Ag over 17.7 m, over the full length of breccia. Subsequent whole rock analysis showed an average silica content of 75.6% indicating the possibility that this material, subject to further drilling and analysis, may be suitable as a flux ore to the area smelter.

On Globex's ***Laguerre-Knutson Property*** near Larder Lake, Ontario, three drill holes were completed to test geophysical anomalies indicated by an induced polarization and a magnetic survey undertaken during the year. Wide zones of intense alteration and sections of sub-economic or anomalous gold values were intersected. More work is warranted.

At the ***Fabie Bay Property***, one drill hole was undertaken to better define the eastern edge of the ore body and to recover material for metallurgical test work. Massive sulphides (chalcopyrite, pyrrhotite and pyrite) were intersected which assayed 3.44% Cu and 8.1 g/t Ag over 3.7 metres.

Globex's consulting mining engineer, Mr. James Proudfoot, did a preliminary economic evaluation of the ***Fabie Bay deposit*** and recommended that we move the property toward production. Globex engaged on a contract basis, Mr. Peter Godbehere, a recently retired senior metallurgist from Noranda Inc.'s Horne Division, to work with us in order to try to bring the deposit to production.

One hundred samples representing a complete cross section of the ***Timmins area magnesite-talc body*** were sent to SGS's Lakefield Laboratory for QemSCAN mineralogical statistical studies and whole rock analysis. The analysis clearly defined the boundaries of the body and provides important insight into the mineral distribution. Fifty percent of the cost of this work was covered by Federal and Quebec financial contributions.

An induced polarization survey was completed on the ***Duvay Gold Property*** in order to try to define secondary sulphide mineral trends and possible mineral control structures. Several anomalies were delineated which need follow up.

In November 2004, Globex started a deep drill hole under a partnership with Queenston Mining Inc. on Globex's 50% owned Wood property which during the year was combined with the west half of Queenston's Pandora property to form the land package of the ***Wood-Pandora Joint Venture*** of which Globex is the operator. The deep hole located near the common property boundary, at year end, was still not at the target depth and the hole was shut down for the Christmas-New Year's break at a depth of approximately 1,050 metres. On January 10, 2005, the drill hole was restarted and was drilled to a depth of 1,298 metres. Subsequent to year end, an additional two drill holes were drilled on the Wood property.

Prospecting was undertaken on a number of properties including Globex's new Miniac gold-zinc project and the new DW copper-nickel property.

In 2005, Globex intends to concentrate on maximizing the return from its numerous exploration and mining assets. We will endeavour to joint venture as many of our projects as possible and will explore for our own account certain of our properties. In addition, we will continue our efforts to realize the full value of the Magusi - Fabie Bay massive sulphide deposits by targeting production at those sites.



Jack Stoch
President
February 28, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

Overview

Globex was incorporated in Quebec on October 21, 1949 under the name Lyndhurst Mining Company Limited. On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. and shares were consolidated at a rate of 1 Globex share per 10 Lyndhurst shares. On November 4, 1985, Globex was continued under Part IA of the Companies Act (Quebec). Globex Nevada, Inc., a wholly owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. In March 1997, Globex acquired Gold Capital Corporation on the basis of 0.276 common shares of Globex for each 1 Gold Capital share. Gold Capital Corporation was dissolved in October 2002.

Globex is a Canadian mining exploration company with a portfolio of over 50 exploration properties, several of which are being actively explored. The Company seeks to create shareholder value by acquiring properties, enhancing them and either developing them to production or optioning, joint venturing or vending the properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

As Globex has no revenue producing mines, the Company's ability to continue as a going concern is dependant upon its ability to raise funds in the capital markets. Management believes the Company's cash position is adequate to meet current needs.

Mooseland Gold Mine (Azure Resources Corp.), Ramp gold property (Vedron Gold Inc.) and Pacaud diamond claims (Dianor Resources Inc.) are all under option, currently being explored by the optionees. On June 14, Globex optioned its Bell Mountain gold property in Nevada to Platte River Gold (US) Inc. for cash, shares and an exploration commitment. Under an agreement with Novicourt Inc. and Virginia Gold Mines Inc. dated July 6, Noranda Inc. concluded an evaluation program which included an airborne survey, geophysics and drilling on the Company's Poirier South claims. The Queenston Mining Inc. option of Duquesne West Gold property was terminated due to mixed drill results. During the 1st quarter 2004, Globex terminated its option with Dasserat Resources Inc. on the Russian Kid property due to contractual non-compliance.

Because of delays securing processing permits for the Mooseland property bulk sample, contractual payments have had to be deferred. As consideration for the payment deferrals, between August 31 and December 31 of this year, Azure is obliged to pay $30,000 and deliver 300,000 Azure Resources Corp. shares to the Company. These payments are in addition to the terms of the existing agreement.

On May 1, 2004, Globex optioned the remaining 50% of the Wood gold mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which are due upon a production decision, and a 2% net smelter royalty. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. The group from whom the property was optioned had previously given Globex a 50% interest in the Wood gold mine property in exchange for Globex agreeing to manage the property. The first payment to the prospecting group, in which a company owned by a shareholder holds a 35% interest, was $20,000 and 90,000 Globex shares. The independent members of Globex's Board of Directors and a committee of the Toronto Stock Exchange approved the transaction.

In July 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. to explore and develop the adjacent Wood - Pandora gold properties in Cadillac Township with Globex as operator. In 2004, Globex's spending on the Wood property was $93,450.

Liquidity and Working Capital

At December 31, 2004, Globex had cash of $393,129 compared to $2,061 at December 31, 2003. With working capital of $819,910 (December 31, 2003 - $347,060), management believes the cash position is adequate to meet current needs. Cash restricted for flow-through expenditures is $300,000 (2003 - Nil). At December 31, 2003, $300,000, dedicated to flow-through expenditures, was included in working capital as accounts receivables. Marketable securities, carried at the lower of cost or market are $279,978 (2003 - $85,161). Total current liabilities at year end were $141,654 compared to $54,323 on December 31, 2003. Globex does not have any long-term debt or similar contractual commitments.

Exploration Activities and Mining Properties
In conformity with accounting policy, the Company wrote down the book value of all mining properties and related deferred exploration, where neither the Company nor an optionee had undertaken a significant work program in the last 3 years: the amount expensed in 2004 was $667,131 (2003 - $510,897). Current year exploration expensed amounted to $62,273 compared to $40,442 in 2003. In 2004, proceeds from option payments - the Mooseland, Ramp, Pacaud, Poirier, Bell Mountain, and Russian Kid properties and $10,574 in government grants for Deloro, the Timmins magnesium property, provided $80,078 to asset reduction (2003 - $31,687). Quebec refundable tax credit and mining duty refunds of $153,568 for 2004 and 2003 reduced capitalized mining properties and deferred exploration expenses. 2004 additions to mining properties and deferred exploration were $411,743 excluding $74,700, the book value of 90,000 Globex shares issued as partial consideration for the acquisition of the Wood gold property (2003 - $88,112). Loss on sale of mining properties was Nil in 2004 compared to $40,823 in 2003.

Equipment additions in 2004 were $15,764 (2003 - $8,373).

Results of Operations
Globex reported a net loss of $353,421 for 2004 compared to a net loss of $688,141 in 2003. Improved option income offset sizable write offs taken in 2004. Total income in the period was $717,890 compared to $276,058 in 2003. The favourable variance in option income of $471,784 resulted mainly from i) the on-going option of the Mooseland property to Azure Resources Corp. and ii) the 2004 option of the Ramp Gold property to Vedron Gold Inc. Total expenses to December 31, 2004 were $1,164,371 as compared to $963,336 in 2003, with the increase resulting mainly from the write down to Mining properties and deferred exploration expenditures, $729,404 (2003 - $510,516), 2004 Stock option compensation $91,900 (2003 - Nil) and a 2003 Loss on sale of mining properties of $40,823 (2004 - Nil). Office and general, Professional fees and outside services and Travel and automotive contributed $73,915 to the overall favourable variance. The 2004 foreign exchange translation favourable variance was $18,864.

Related Party Transactions
In 2004, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $143,588 (2003 - $92,700) was included in Office and general and Professional fees, for services rendered. $7,000 and 31,500 Globex shares, valued at $26,145, paid as partial consideration for acquisition of the Wood gold property, is included above and in Mineral properties and deferred exploration expenses.

Changes in Accounting Policy
In 2004, the Company adopted, retroactively, without restating prior periods, the amended recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock based payments", which now require that the fair value-based method be applied to awards granted to employees. Thus, the Deficit was restated by $189,250 for 2002. In 2004, $139,450 Stock-based compensation expense was recognized which related to the extension of expiry dates for 1,788,000 options. During this year, the Company recognized a fair value of $80,500 for 150,000 stock options granted to service providers.

Capital Stock
During 2004, the Company issued 90,000 common shares to the vendors of the Wood gold mine property in Cadillac Township as partial consideration for option of that property. 35,000 shares were issued for cash to service providers under the terms of the Company's Stock Option Plan. The Company further issued 333,334 shares under a private placement, flow-through financing. Each share included a common share purchase warrant entitling the holder thereof to acquire one common share of the Company at an exercise price of $1.25 per share until December 15, 2005. At December 31, 2004, 13,913,538 common shares were outstanding compared to 13,455,204 at December 31, 2003. Globex Mining Enterprises Inc. trades on the Toronto Stock Exchange under the symbol GMX.

Outlook
In 2005, Globex will concentrate on maximizing the return from Globex's considerable land holdings. Some of our exploration projects will be worked directly such as the Wood - Pandora Joint Venture while some will be explored by option partners such as Vedron Gold Inc. on our Ramp Gold property, Dianor Resources Inc. on our Pacaud Diamond claims, Platte River Gold (US) Inc. on our Bell Mountain property and Azure Resources Corp. at the Mooseland Gold Mine property, as well as new options yet to be finalized.

Globex is focused on moving certain of our properties toward production, subject to favourable metal prices, availability of processing facilities, funding, etc.

RESPONSIBILITIES FOR FINANCIAL STATEMENTS

The management of Company is responsible for the preparation of the consolidated financial statements and the financial information contained in the Annual Report. The accompanying consolidated financial statements of Globex Mining Enterprises Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Globex maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

McCarney Greenwood LLP, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through is Audit Committee, which is composed solely of independent directors. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee also reviews the consolidated financial statements, management's discussion and analysis, the external auditor's report, and examines the fees and expenses for audit services, and considers the engagement of reappointment of the external auditors. McCarney Greenwood LLP, the external auditors, have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.



Jack Stoch
President and Chief Executive Officer



Dianne Stoch
Secretary-Treasurer and Chief Financial Officer

AUDITORS' REPORT

We have audited the consolidated balance sheet of Globex Mining Enterprises Inc. as at December 31, 2004 and the consolidated statements of operations, contributed surplus and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004, the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year then ended, were audited by other auditors who expressed an opinion without reservation on those financial statements in their report dated March 25, 2004.

February 18, 2005
Toronto, Canada

McCarney Greenwood LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

GLOBEX MINING ENTERPRISES INC.
Incorporated under the laws of Quebec

As at December 31

	In Dollars	
	2004	**2003**
ASSETS		
Current		
Cash	93,129	2,061
Cash restricted for flow-through expenditures (note 4)	300,000	-
Marketable securities - at lower of cost and market (Market value $302,543 ; 2003 - $169,845)	279,978	85,161
Accounts receivable	152,760	313,408
Quebec refundable tax credit and mining duties refunds	126,610	-
Prepaid expenses	9,087	753
	961,564	401,383
Reclamation bonds (note 5)	122,657	131,225
Equipment (note 6)	29,737	23,975
Mineral properties and deferred exploration expenses (note 14)	733,009	1,066,843
	1,846,967	1,623,426
LIABILITIES		
Current		
Accounts payable and accrued liabilities	141,654	54,323
SHAREHOLDERS' EQUITY		
Share capital		
Authorized: Unlimited common shares with no par value		
Issued and fully paid: 13,913,538 common shares (2003 - 13,455,204 common shares) (note 7)	34,397,989	34,160,266
Share purchase warrants (note 7)	53,667	-
Contributed surplus	459,700	50,500
Deficit	(33,206,043)	(32,641,663)
	1,705,313	1,569,103
	1,846,967	1,623,426

See accompanying notes

On behalf of the Board:





Jack Stoch, Director **Dianne Stoch, Director**

CONSOLIDATED STATEMENTS OF OPERATIONS, CONTRIBUTED SURPLUS AND DEFICIT

GLOBEX MINING ENTERPRISES INC.
Years ended December 31

	In Dollars	
	2004	**2003**
CONSOLIDATED OPERATIONS		
Revenues		
Gain on sale of investments	44,471	63,098
Interest income	6,867	3,257
Options income	658,846	187,062
Other	7,706	22,641
	717,890	276,058
Expenses		
Amortization	10,002	6,417
Loss on foreign exchange translation	9,496	28,360
Loss on sale of mining properties	-	40,823
Office and general	118,803	146,782
Professional fees and outside services	139,199	176,767
Stock-based compensation (note 7)	91,900	-
Transfer agent fees	8,311	8,901
Travel and automotive	14,127	22,495
Write down exploration expenditures	674,811	354,653
Write down mining exploration properties	54,593	155,863
Write down marketable securities	43,129	22,275
	1,164,371	963,336
Loss before income taxes	(446,481)	(687,278)
Income taxes	-	863
Future income tax recoverable (note13)	(93,060)	-
Net loss	(353,421)	(688,141)
Loss per common share		
Basic and fully diluted (note 8)	(0.03)	(0.05)
CONSOLIDATED CONTRIBUTED SURPLUS		
Balance, beginning of year	50,500	-
Restatement of stock-based compensation costs (note 7)	189,250	-
Current year stock-based compensation costs (note 7)	219,950	50,500
Balance, end of year	459,700	50,500
CONSOLIDATED DEFICIT		
Balance, beginning of year	(32,641,663)	(31,934,868)
Net loss	(353,421)	(688,141)
Restatement of stock-based compensation costs (note 7)	(189,250)	-
Share issue expenses	(21,709)	(18,654)
Balance, end of year	(33,206,043)	(32,641,663)

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

GLOBEX MINING ENTERPRISES INC.

Years ended December 31

	In Dollars	
	2004	**2003**
OPERATING ACTIVITIES		
Net loss	(353,421)	(688,141)
Non cash items		
. amortization	10,002	6,417
. foreign exchange loss - Reclamation bonds	8,568	23,290
. stock-based compensation	139,450	50,500
. write down of mineral properties and deferred exploration expense	667,131	510,897
	471,730	(97,037)
Change in non-cash working capital (note 12)	(81,782)	(259,913)
Cash from (used in) operating activities	389,948	(356,950)
FINANCING ACTIVITIES		
Issuance of share capital	309,750	311,550
Share capital issue expenses	(21,709)	(18,654)
Tax benefits renounced - flow-through shares	(93,060)	-
Cash from financing activities	194,981	292,896
INVESTING ACTIVITIES		
Acquisition of equipment	(15,764)	(8,373)
Deferred exploration expenses	(373,829)	(31,116)
Mineral properties acquisitions	(37,914)	(56,996)
Quebec refundable tax credit and mining duties refund, option and grant proceeds, reducing mineral properties and deferred exploration expenses	233,646	31,687
Reclamation bond recovery	-	50,000
Cash (used in) investing activities	(193,861)	(14,798)
Net increase (decrease) in cash	391,068	(78,852)
Cash, beginning of year	2,061	80,913
Cash, end of year	393,129	2,061

See accompanying notes

GLOBEX MINING ENTERPRISES INC.

Notes to the Consolidated Financial Statements

Years ended December 31, 2004 and 2003

1. Nature of Operations and Going Concern

Globex Mining Enterprises Inc. is a Toronto Stock Exchange listed Canadian exploration company with a large North American portfolio of advanced properties with gold, copper, zinc, silver, platinum, palladium, magnesium and talc potential. The Company seeks to create shareholder value by acquiring mineral properties, enhancing them and either optioning or joint venturing them, developing them to production, or in some cases selling projects outright.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposal thereof.

As Globex has no revenue producing mines, the Company's ability to continue as a going concern is dependant upon its ability to raise funds in the capital markets. Management believes the cash position is sufficient to meet current needs.

2. Significant Accounting Policies

a) Principles of Consolidation

The consolidated financial statements of Globex are prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Globex Nevada Inc. and Gold Capital Corporation. In addition, the Company has a joint venture which is consolidated using proportionate consolidation. All significant intercompany transactions and balances have been eliminated on consolidation.

b) Translation of Foreign Currencies

Foreign currency denominated monetary assets and liabilities of Canadian operations are translated into Canadian dollars at exchange rates prevailing at the balance sheet date and at exchange rates prevailing at the transaction date for non-monetary items. Revenues and expenses are converted at the average exchange rate for the year. Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at average rates for the year. Exchange gains or losses arising from the translation are included in operations.

c) Equipment

Equipment is recorded at cost. Amortization charges are recorded at rates set to charge operations with the cost of depreciable assets over the estimated useful lives as follows: Machinery, office equipment, computer equipment and website, using the straight-line method over periods from three to seven years or the diminishing balance method at rates varying from 20 to 30 percent. Software is amortized at 100%. One half of those rates are applied in the year of acquisition. Equipment is assessed for future recoverability or impairment on an annual basis by estimating future net undiscounted cash flows and residual values or by estimating replacement values. When the carrying amount of a property or equipment exceeds the estimated net recoverable amount, the asset is written down with a charge to income in the period that such determination is made.

d) Mineral Properties and Deferred Exploration Expenses

The Company capitalizes the acquisition costs of mineral properties and all direct costs relating to exploration on its mineral properties. These costs will be amortized over the estimated productive lives of the properties upon commencement of production using the unit-of-production method. Partial sales of mineral properties are accounted for by applying the proceeds from such sales to the carrying costs of the property, reducing these costs to Nil prior to recognizing any gains. Costs related to abandoned projects will be written off. Any property where no significant spending has been undertaken in the past three (3) years is written off as well as related capitalized exploration expenditures.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies (cont'd)

e) Flow-Through Shares
The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. Under the liability method of accounting for income taxes, the future income taxes related to the temporary difference arising at the later of renunciation and when the qualifying expenditures are incurred, are recorded at that time together with a corresponding reduction to the carrying value of the shares issued.

f) Fair Value of Financial Instruments
The carrying value of cash, cash restricted for flow-through expenditures, marketable securities, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term nature.

g) Use of Estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Management believes the estimates are reasonable.

h) Realization of Assets
Realization of the Company's assets is subject to various risks including permitting, reserves estimation, metal prices and environmental factors.

i) Credit Risk
The Company does not believe it is subject to any significant concentration of credit risk. Cash and short-term investments are in place with major financial institutions and corporations.

j) Comparative Consolidated Financial Statements
Certain comparative figures have been reclassified to conform to the presentation adopted in 2004.

k) Asset Retirement Obligations
Effective January 1, 2004 the Company adopted the new recommendations for accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs as required by CICA Handbook Section 3110 "Asset Retirement Obligations" ("CICA 3110"). CICA 3110 requires that the fair value of a liability or an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The estimate excludes the residual value of the related assets. The associated retirement costs are capitalized as part of the carrying amount of the long lived assets and amortized over the life of the asset. The amount of liability is subject to re-measurement at each reporting period. This differs from prior practice which involved accruing for the estimated retirement obligation through annual changes to earnings over the estimated life of the property. The effect of the adoption of this accounting policy on the opening deficit is Nil. At the present time, the Company has concluded that there are no asset retirement obligations associated with any of the properties.

l) Revenue Recognition
Partial sales of mineral properties are accounted for by applying the proceeds from such sales/options to the carrying costs of the property and reducing these costs to NIL prior to recognizing any gains.

m) Income Taxes
The Company uses the liability method in accounting for income taxes. Under this method, future income taxes are recognized for the future income tax consequences attributed to differences between the financial statement carrying values of assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period of the rate change. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Notes to the Consolidated Financial Statements

3. Changes in Accounting Policy

Stock-based Compensation

On January 1, 2004, the Company adopted, retroactively, the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Section 3870, "Stock-based Compensation and Other Stock-based Payments". These standards define a fair value-based method of accounting and establish that compensation costs be measured at the grant date based on the fair value of the options and recognized over the related service period. These amendments require that the fair value-based method be applied to options granted to employees, which previously had not been accounted for at fair value. Before 2004, the Company did not adopt the fair value method of accounting for its options granted to employees and provided in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

4. Cash Restricted For Flow-Through Expenditures

In December 2004, 333,334 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 333,334 units of the Company at $0.90 per unit for gross proceeds of $300,000. Each unit consists of one common share of the Company and one purchase warrant, exercisable for one year at a price of $1.25 to acquire one common share of the Company.

Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures. As at December 31, 2004, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was Nil in respect of the 2003 issuance and $300,000 for the issuance of 2004.

5. Reclamation Bonds

Reclamation and environmental bonds have been posted by the Company to secure clean-up expenses if the concerned properties are abandoned or closed.

In 2003, as part of the Mooseland option agreement, Azure Resources Corp. paid Globex the cash equivalent of the environmental bond required by the Nova Scotia Department of Natural Resources. The bond remains attached to the Mooseland property. Azure Resources Corp. assumes all responsibility for any required increase in bonding due to work being undertaken by Azure. At year end the bond value was $49,126 (2003 - $48,133) and earned interest at a rate of 2%.

Reclamation bonds, required by Washington State, Department of Natural Resources relate to reclamation of the Vulcan Mountain property in Washington State, USA. The value of the bonds at December 31, 2004 was US$101,807 (2003 - US$101,215); the average interest rate was 0.6% net of withholding taxes. The bonds remain attached to the Vulcan property.

6. Equipment

		2004			2003
	Rate	Cost	Accumulated Amortization	Net Carrying Amount	Net Carrying Amount
Mining Equipment	30%	$ 14,688	$ 14,688	$ -	$ 81
Office Equipment	20%	36,204	21,546	14,658	16,814
Vehicle	30%	11,980	11,330	650	928
Computers and website	30%	32,383	20,933	11,450	6,078
Software	100%	19,100	16,121	2,979	74
		$ 114,355	$ 84,618	$ 29,737	$ 23,975

Equipment is recorded at cost and amortized using the declining balance method at the rates noted above. One half of the above rates are applied in the year of acquisition.

Notes to the Consolidated Financial Statements

7. Share Capital, Warrants and Options

Share Capital

Authorized: Unlimited common shares. No par value.
Shares issued and fully paid:

	2004		2003	
Balance, beginning of year	13,455,204	$34,160,266	13,189,436	$33,848,716
Stock options exercised for cash	35,000	9,750	35,000	11,500
Private placement - flow-through shares	333,334	300,000	230,768	300,000
Private placement - Wood acquisition	90,000	74,700	-	-
Share purchase warrants	-	(53,667)	-	-
Tax benefits renounced - flow-through	-	(93,060)	-	-
Balance, end of year	13,913,538	$34,397,989	13,455,204	$34,160,266

411,100 (2003 - 411,100) common shares are held in escrow. 375,000 were issued as partial consideration for the Lyndhurst Property and cannot be released without consent of the regulatory authorities. The balance of 36,100 common shares were issued as consideration for a property, which has since been abandoned, thus the shares will not be released from escrow.

Under an agreement dated May 1, 2004, the Company issued 90,000 common shares valued at $74,700 as partial payment toward acquisition of the Wood gold mine property in Cadillac Township. The transaction, approved by both the independent members of the board and a committee of the Toronto Stock Exchange, was valued using the closing price on the Toronto Stock Exchange April 30, 2004.

In December 2004, 333,334 common shares were issued for cash under a private placement, flow-through financing. The terms of the financing include the issuance of 333,334 units of the Company at $0.90 per unit for gross proceeds of $300,000. Each unit consists of one common share of the Company and one purchase warrant, exercisable for one year at a price of $1.25 to acquire one common share of the Company.

Share Purchase Warrants

The following summarizes warrants that have been issued, exercised or have expired during the year:

	Number of Warrants	$
Outstanding January 1, 2003	-	-
Warrants issued on private placement	230,768	-
Outstanding December 31, 2003	230,768	-
Warrants issued on private placement (i)	333,334	53,667
Outstanding December 31, 2004	564,102	53,667

(i) The share purchase warrants are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 4.50%; expected volatility of 70.0%; expected life of 1 year and expected dividend yield of 0%. The fair value of $53,667 has been recognized in the Company accounts.

Notes to the Consolidated Financial Statements

7. Share Capital, Warrants and Options (cont'd)

Share Purchase Warrants

At December 31, 2004, the following warrants were outstanding. The warrants entitle the holders to purchase the stated number of common shares at the exercise price on or before the expiry date.

Number of Warrants	Exercise price	Expiry date
333,334	$1.25	December 15, 2005
230,768	1.95	December 30, 2005
564,102		

During 2004, Globex issued 333,334 common share purchase warrants which entitle the holder thereof to acquire one common share of the Company at an exercise price of $1.25 per share until December 15, 2005.

In 2003, the Company issued 230,768 common share purchase warrants entitling the holder thereof to acquire one common share of the Company at either of the following exercise prices: (i) $1.75 per share until December 30, 2004 and (ii) $1.95 per share until December 30, 2005.

Common share purchase options

Under the Company's stock option plan (the "Plan"), the Board of Directors may from time-to-time grant stock options to directors, officers and employees of, and service providers to, the Company and its subsidiaries. Stock options granted under the Plan may have a term of up to ten years, as determined by the Board of Directors at the time of granting the stock options. Accordingly, 1,240,000 options may be granted in addition to the common share purchase options currently outstanding. Options are granted at an exercise price equal to the closing quoted market price of the common shares of the Company on the Toronto Stock Exchange for the day immediately preceding the grant date.

	2004		2003	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance, beginning of year	1,963,000	$0.36	1,848,000	$0.30
Exercised	(35,000)	$0.28	(35,000)	$0.33
Granted	150,000	$0.73	1,050,000	$0.71
Matured or cancelled	(25,000)	$0.31	(900,000)	$0.65
Balance, end of the year	2,053,000	$0.39	1,963,000	$0.36

The following table summarizes information about the stock options outstanding and exercisable at December 31, 2004.

Range of prices	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price
$0.20 - 0.34	1,753,000	6.73	$0.30
$0.70 - 1.00	250,000	4.50	$0.79
$1.50	50,000	1.33	$1.50

Notes to the Consolidated Financial Statements

7. Share Capital, Warrants and Options (cont'd)

Stock-based compensation

In 2004, the Company adopted, retroactively without restating prior periods, the recommendations of the CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which now require *that the fair value-based method be applied to awards granted to employees. Under the recommendation, the* Company charges earnings for stock-based compensation related to options granted on the basis of fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation.

In 2004, the Company restated stock-compensation costs related to 735,000 stock options granted in 2002 to directors, service providers and an employee. The restatement of $189,250 was charged to Contributed Surplus during the year.

On June 8, 2004, Globex shareholders approved a 5 year extension to expiry dates for 1,788,000 stock options issued to executives and directors, employees and service providers. The fair value of the extension recognized by the Company, using the Black-Scholes option pricing model, is $139,450. Assumptions used were: risk free interest rate of 4.50%; expected volatility of 98.9%; expected life of 70% of expiry and expected dividend yield of 0%.

In 2004, the Company granted 150,000 stock options with average fair values of $0.70 and $0.80 to non employees and valued them using the Black-Scholes option pricing model and the following assumptions: risk free interest rate of 4.50%; expected volatility of 121.3% and 75%; expected life of 7 and 2 years and expected dividend yield of 0%. The fair value of $80,500 has been recognized in the Company accounts.

In 2003, the Company granted 150,000 stock options (net of cancellations) with average fair values of $0.36, $0.26 and $0.39 to non-employees and valued them using the Black-Scholes option pricing model and the following weighted average assumptions: risk free interest rates of 3.40%, 2.40% and 2.60%; expected volatility of 91%; expected lives of 2 and 3 years and expected dividend yield of 0%. The fair value of $50,500 has been recognized in the Company accounts.

8. Basic loss per common share

Basic earnings (loss) per common share is calculated by dividing the net earnings (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per common share is calculated by dividing the net earnings (loss) by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive securities had been issued during the period.

The following table sets forth the computation of basic and diluted loss per share:

	2004	2003
Numerator		
Loss for the year - basic and diluted	$ (353,421)	$ (688,141)
Denominator		
Weighted average number of common shares - basic	13,551,907	13,199,506
Effect of dilutive shares		
Stock options	-	-
Warrants	-	-
Weighted average number of common shares - diluted	13,551,907	13,199,506
Basic and diluted loss per share	$ (0.03)	(0.05)

Due to the loss in 2004 and 2003, no diluted loss per share is provided as the inclusion of outstanding share purchase options and warrants would be anti-dilutive.

Notes to the Consolidated Financial Statements

9. Joint Venture Agreement

On July 1, 2004, the Company entered into a joint venture agreement with Queenston Mining Inc. agreeing to pool the Company's Cadillac - Wood gold mine claims and Queenston's adjacent claims, the Pandora gold property. The venturers will participate jointly in exploration, development and mining of mineral resources within the properties, with Globex as operator. Globex's share of the 1st phase of exploration, $93,450, was capitalized in Mining properties and deferred exploration expenses. $74,872, due from the Company's JV Partner, was included in Accounts Receivables.

10. Commitments

Assuming favourable joint venture drilling results, on May 1, 2005, the 1st anniversary of the Wood gold mine option, Globex will pay $30,000 and deliver 120,000 common shares of the Company to the property holders in order to maintain the Wood option.

11. Related Party Transactions

In 2004, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $7,000 and 31,500 Globex shares, valued at $26,145, paid as partial consideration for acquisition of the Wood gold property in Cadillac township, was included in Mineral properties and deferred exploration expenses. Transactions were composed of the following:

	2004	2003
Management	$ 60,000	$ 60,000
Administrative & accounting	27,000	19,500
Rent - office, core shack & storage	16,400	13,200
Cadillac - Wood property option - 35%	33,145	-
Dufresnoy Twp - work commitment exchange	7,043	-
	$ 143,588	$ 92,700

At December 31, 2004, accounts payable of $11,029 (2003 - Nil) was due to related parties for recovery of expenses. Accounts receivable was $181 (2003 - Nil). These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

12. Changes in Non-cash Working Capital Items

	2004	2003
Marketable securities	$ (194,817)	$ 23,636
Accounts receivable	160,648	(303,531)
Quebec refundable tax credit and mining duties refund	(126,610)	-
Prepaid expenses	(8,334)	70
Accounts payable and accrued liabilities	87,331	19,912
	$ (81,782)	$ (259,913)

Notes to the Consolidated Financial Statements

13. Income Taxes

Future income taxes reflect the net tax effects on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts for tax purposes.

There is 1 future income tax liability and 3 future income tax assets as follows:

	2004	2003
Future income tax liability		
Renounced mineral expenditures on flow-through shares	$ (93,060)	$ -
Future income tax assets		
Non-capital losses carried forward	902,495	984,895
Capital losses carried forward	264	281
Canadian development and exploration expenditures	184,638	19,716
Total future tax assets	1,087,397	1,004,892
Valuation allowance for future tax assets	(994,337)	(1,004,892)
Future income tax assets	93,060	-
Net future income tax liability and assets	$ -	$ -

The Company provided a valuation allowance equal to the future tax assets (except for the amount of the non-capital losses equal to offset the future income tax liability in accordance with CICA Handbook EIC-146) because it is not presently more likely than not that they will be realized. The Company's actual income tax (recovery) expense for each of the years ended is made up as follows:

	2004	2003
Loss before income taxes	$ (446,481)	$ (687,278)
Income tax (recovery) at the combined federal and provincial rates of 31.02% and 33.05% respectively	(138,498)	(227,145)
Non-deductible write down of mining interests	226,261	168,726
Non-deductible write down of marketable securities	13,379	7,362
Non-taxable portion of capital gain	(22,236)	(23,494)
Stock option compensation	28,507	-
Renounced mineral expenditures on flow-through shares	(93,060)	-
Other	6,142	-
Utilization of non-capital losses	(113,555)	-
Taxable benefit not recognized	-	74,551
Actual income tax (recovery) expense	$ (93,060)	$ -

The Company has non-capital loss carry forwards of approximately $2,895,300. The Company also has *approximately $1,181,800 in various mining Canadian Exploration and Development Expenditures to reduce* future years' income for income tax purposes. Only the benefit up to the amount of the renunciated mineral expenditures on flow-through shares has been recorded in these financial statements.

The non-capital losses will expire as follows:

2005	$ 427,000
2006	384,200
2007	465,400
2008	440,100
2009	171,200
2010	184,200
2011	237,700
2014 and thereafter	585,500
	$ 2,895,300

Notes to the Consolidated Financial Statements

14. Schedule of Mineral Properties and Deferred Exploration Expenses

a) Globex's interest in mining properties

Globex holds 100% of its properties with the following exceptions: 70% Beauchastel Twp (BM claims), 50% Duparquet & Destor Twps, 75% Duverny Twp (Fontana), 50% Malartic (Blackcliff), 100% of all non-diamond minerals in Pacaud Twp and 50% Cadillac Twp.

The remaining 50% interest in the Cadillac Twp (Wood gold mine) is currently under option to Globex. Other properties held 100% by Globex not listed are: Duverny Twp (Duvay), Halifax Twp (Mooseland) and Lamotte Twp. A 1% net diamond royalty applies to Pacaud Twp. claims optioned to Dianor Resources in 2003. Globex retains a 1% net diamond royalty and 1% NSR for all other metals or minerals from the Wemindji property sold in 2002.

b) Acquisitions

On May 1, 2004, Globex optioned the outstanding 50% of the Wood gold mine property in Cadillac township for $150,000 and 660,000 shares, 60,000 of which are due upon a production decision, and a 2% net smelter royalty. The option payments are due over a 4 year period. Under the terms of the agreement, one half of the royalty may be purchased for $750,000 anytime prior to the production decision. The group from whom the property was optioned had previously given Globex a 50% interest in the Wood gold mine property in exchange for Globex agreeing to manage the property. The first payment to the prospecting group, in which a company owned by a shareholder has a 35% interest in the agreement, was $20,000 and 90,000 Globex shares. The transaction was approved by the independent members of the board and a committee of the Toronto Stock Exchange.

Most other 2004 acquisitions were accomplished through map staking.

c) Options and sales of Globex held properties

1. On February 28, 2004, Vedron Gold Inc. optioned Globex's Ramp property in Beatty Twp. First year option payments were $160,000 and 500,000 shares of Vedron Gold Inc.
2. On June 14, 2004, Globex optioned its Bell Mountain gold property, Nevada to Platte River Gold (US) Inc. for cash, shares and an exploration commitment.
3. Under an agreement dated July 6, 2004 with Novicourt Inc. and Virginia Gold Mines Inc., Noranda Inc. completed an evaluation program on the Company's Poirier South claims which included an airborne survey, geophysics and diamond drilling.
4. Halifax Twp (Mooseland) continues under option to Azure Resources Inc.
5. Dianor Resources Inc. made the final option payment on the Pacaud Twp. property under an agreement to acquire the right to explore exclusively for diamonds on the claims.
6. The 2003 Queenston Mining Inc. option of the Duquesne West gold property (Duparquet & Destor Twps) was terminated after a program of 15 drill holes principally directed at the Liz Zone.
7. Globex terminated its agreement with Dasserat Resources Inc. on the Russian Kid property (Dasserat Twp) due to contractual non-compliance.

d) Rationalization of mining properties and related expenses

In 2004, the Company wrote off Mining properties and deferred exploration expenses where no significant exploration has been undertaken during the past three (3) years, either by the Company or by one of its optionees. The total amount written off was $667,131. Write offs have no effect on the ownership of the concerned properties.

e) Government grants

The Company received grants totalling $10,574 related to the Deloro magnesium property in Timmins, Ontario. The grants reduced capitalized exploration expenses on the property.

Notes to the Consolidated Financial Statements

14. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

	Balance January 1, 2004	Additions	Option payments, grants and write offs	Balance December 31, 2004
Ascot Twp, QC				
Acquisition	20,000	-	(20,000)	-
Exploration	4,613	414	(5,027)	-
Atwater Twp, QC				
Acquisition	-	276	-	276
Exploration	-	370	-	370
Beatty Twp, ON				
Acquisition	26,843	6,909	(33,752)	-
Exploration	7,222	680	(7,902)	-
Beauchastel & Rouyn Twps, QC				
Acquisition	14,992	46	-	15,038
Exploration	79,251	32,683	-	111,934
Bourlamaque Twp, QC				
Acquisition	47	-	(47)	-
Exploration	739	115	(854)	-
Cadillac Twp, QC				
Acquisition	-	94,700	-	94,700
Exploration	195	124,657		124,852
Cariboo Mining District, BC				
Acquisition	-	-	-	-
Exploration	8,271	-	(8,271)	-
Clericy Twp, QC				
Acquisition	-	-	-	-
Exploration	2,724	92	(2,816)	-
Courville Twp, QC				
Acquisition	627	-	-	627
Exploration	-	276	-	276
Dasserat Twp, QC				
Acquisition	30,650	-	(4,000)	26,650
Exploration	202	604	-	806
Dasserat & Montbray Twps, QC				
Acquisition	-	1,263	-	1,263
Exploration	-	-	-	-
Deloro Twp, ON				
Acquisition	17,544	-	-	17,544
Exploration	48,123	49,778	(10,574)	87,327
Desmeloizes Twp, QC				
Acquisition	176	100	-	276
Exploration	-	556	-	556
Destor & Poularies Twps, QC				
Acquisition	-	-	-	-
Exploration	37,371	30,501	-	67,872
Dubuisson Twp, QC				
Acquisition	1	-	(1)	-
Exploration	-	210	(210)	-
	299,591	344,230	(93,454)	550,367

Notes to the Consolidated Financial Statements

14. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

	Balance January 1, 2004	Additions	Option payments, grants and write offs	Balance December 31, 2004
Balance forward	299,591	344,230	(93,454)	550,367
Dufresnoy Twp, QC				
Acquisition	5,472	-	(5,472)	-
Exploration	1,471	7,561	(9,032)	-
Duprat Twp, QC				
Acquisition	-	874	-	874
Exploration	-	-	-	-
Duparquet & Destor Twps, QC				
Acquisition	20,000	-	-	20,000
Exploration	56,778	369	-	57,147
Duverny Twp, QC				
Acquisition	1,101	483	-	1,584
Exploration	6,677	7,541	(96)	14,122
Figuery Twp, QC				
Acquisition	460	-	-	460
Exploration	12	-	(12)	-
Gayhurst Twp, QC				
Acquisition	-	437	-	437
Exploration	-	8	(8)	-
Hearst & McVittie Twps, ON				
Acquisition	3,000	-	-	3,000
Exploration	6,901	97,829	-	104,730
Hebecourt Twp, QC				
Acquisition	-	92	-	92
Exploration	-	65,136	-	65,136
Joutel Twp, QC				
Acquisition	11	1,000	-	1,011
Exploration	335	164	-	499
Lamotte Twp, QC				
Acquisition	-	-	-	-
Exploration	484	322	(806)	-
Ligneris Twp, QC				
Acquisition	2,176	276	(2,452)	-
Exploration	12,532	2,151	(14,683)	-
Louvicourt Twp, QC				
Acquisition	663	-	-	663
Exploration	-	4	(4)	-
Malartic Twp, QC				
Acquisition	1,000	-	(1,000)	-
Exploration	1,086	146	(1,232)	-
McKenzie & Roy Twps, QC				
Acquisition	-	-	-	-
Exploration	470	2,969	(1,939)	1,500
Miniac Twp, QC				
Acquisition	-	368	-	368
Exploration	-	2,505	-	2,505
	420,220	534,465	(130,190)	824,495

Notes to the Consolidated Financial Statements

14. Schedule of Mineral Properties and Deferred Exploration Expenses (cont'd)

In Canadian Dollars

	Balance January 1, 2004	Additions	Option payments, grants and write offs	Balance December 31, 2004
Balance forward	420,220	534,465	(130,190)	824,495
Morin Twp, QC				
Acquisition	-	46	-	46
Exploration	-	-	-	-
Pacaud Twp, ON				
Acquisition	-	1,500	-	1 500
Exploration	210	40	(250)	-
Poirier & Joutel Twps, QC				
Acquisition	10,546	-	(10,000)	546
Exploration	20,781	2,426	-	23,207
Rouyn Twp, QC				
Acquisition	46	-	(46)	-
Exploration	-	46	(46)	-
Roy Twp, QC				
Acquisition	-	46	-	46
Exploration	-	6	(6)	-
Scott Twp, QC				
Acquisition	5,000	-	(5,000)	-
Exploration	88,902	161	(89,063)	-
Senneterre Twp, QC				
Acquisition	528	-	(528)	-
Exploration	14	460	(474)	-
Tiblemont Twp, QC				
Acquisition	600	-	(600)	-
Exploration	2,300	763	(3,063)	-
Tonnancourt				
Acquisition	-	1,656	-	1,656
Exploration	-	409	-	409
Vauquelin Twp, QC				
Acquisition	5,000	-	(5,000)	-
Exploration	22,481	736	(23,217)	-
32C03, QC				
Acquisition	-	2,263	-	2,263
Exploration	-	-	-	-
32L03, QC				
Acquisition	-	276	-	276
Exploration	-	33	(33)	-
34P16, QC				
Acquisition	560	-	(560)	-
Exploration	-	-	-	-
Bell Mountain, NV USA				
Acquisition	-	-	-	-
Exploration	45,733	-	(13,600)	32,133
Vulcan, WA USA				
Acquisition	13,887	-	(13,887)	-
Exploration	430,035	17,890	(447,925)	-
	1,066,843	563,222	(743,488)	886,577
Less: Quebec refundable tax credit and mining duty refunds	-	-	-	(153,568)
	1,066,843	563,222	(743,488)	733,009

CORPORATE INFORMATION

Board of Directors and Officers
Jack Stoch
President, Chief Executive Officer
and Director
Rouyn-Noranda, Quebec CANADA

Dianne Stoch
Secretary-Treasurer, Chief Financial Officer
and Director
Rouyn-Noranda, Quebec CANADA

Independent Directors
Ian Atkinson *
Director
The Woodlands, Texas USA

Chris Bryan *
Director
Whitby, Ontario CANADA

Joel D. Schneyer *
Director
Parker, Colorado USA

* Audit Committee Members

Stock Exchange Listing
Toronto Stock Exchange
Trading Symbol: GMX

SEC – Rule 12g3 - 2(b)
Foreign Private Issued

CUSIP No. 379900 10 3

Annual Meeting of Shareholders
May 2, 2005, at 9:30 a.m.
Hotel Albert
Suite Richmont
84 avenue Principale
Rouyn-Noranda, Quebec
J9X 4P2 CANADA

Auditors
McCarney Greenwood LLP
Chartered Accountants
10 Bay Street - Suite 900
Toronto, Ontario
M5J 2R8 CANADA

Legal Counsel
Heenan Blaikie SRL/ LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec
H3B 4Y1 CANADA

Transfer Agent & Registrar
Computershare Trust Company of Canada
1500 University Street, Suite 700
Montreal, Quebec H3A 3S8 CANADA
Telephone: (800) 564-6243
Fax: (800) 453-0330

Head Office
Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3 CANADA
Telephone: (819) 797-5242
Fax: (819) 797-1470
E-mail: info@globexmining.com
Web site: www.globexmining.com

Ref.: File No. 82-4025

GLOBEX MINING ENTERPRISES INC.
146-14th Street
Rouyn-Noranda, Quebec
CANADA
J9X 2J3

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual General Meeting of Shareholders (the "Meeting") of GLOBEX MINING ENTERPRISES INC. (the "Company") will be held at:

Place: Hotel Albert
Salle Richmont
84 avenue Principale
Rouyn-Noranda, Quebec

Date: Monday, May 2, 2005

Time: 9:30 a.m.

The purposes of the Meeting are:

1. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2004 and the auditors' report thereon;
2. To elect directors;
3. To appoint auditors and authorize the directors to fix their remuneration; and
4. To transact such other business as may properly be brought before the Meeting.

If you are unable to attend the Meeting in person, please date, sign and return the enclosed form of proxy. Proxies to be used at the Meeting must be deposited with the Company's transfer agent, Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, or with the Secretary of the Company, before the commencement of the Meeting or at any adjournment thereof.

DATED at Rouyn-Noranda, Quebec, this 14th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS



Jack Stoch
President

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the management of Globex Mining Enterprises Inc. (the "Company") of proxies to be used at the Annual General Meeting of shareholders (the "Meeting") of the Company to be held at the time and place and for the purposes set forth in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers, directors and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are directors and officers of the Company. A shareholder has the right to appoint as his or her proxy a person, who need not be a shareholder, other than those whose names are printed on the accompanying form of proxy. **A shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy.**

A shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 or with the Secretary of the Company before the commencement of the Meeting or at any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for: (i) the election of directors; and (ii) the appointment of auditors, as stated under such headings in this Management Proxy Circular. Instructions with respect to voting will be respected by the persons designated in the enclosed form of proxy. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Circular, management of the Company knows of no such amendments, variations or other matters.

VOTING SHARES

As at March 14, 2005, there were 13,913,538 issued and outstanding common shares of the Company. Each common share entitles the holder thereof to one vote. The Company has fixed March 14, 2005 as the record date (the "Record Date") for the purpose of determining shareholders entitled to receive notice of the Meeting. Any registered shareholder of record as at the close of business on the Record Date will be entitled to vote at the Meeting. The Company will prepare a list of shareholders entitled to receive notice of this Meeting and showing the number of shares held by each such shareholder, which list shall be as at a date not later than ten days after the Record Date.

NON-REGISTERED SHAREHOLDERS

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares, such as securities dealers or brokers, banks, trust companies, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer", the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company for this purpose. Non-Registered Holders will either:

(a) typically, be provided with a computerized form (often called a "voting instruction form") which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable computerized form to validly constitute a voting instruction form, the Non-Registered Holder must remove the label from the instructions and affix it to the computerized form, properly complete and sign the form and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b) less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Trust Company of Canada (Attention: Proxy Department), 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own.

Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Trust Company of Canada at the address set out above.

In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder may revoke voting instructions which have been given to an Intermediary at any time by written notice to the Intermediary.

PRINCIPAL HOLDER

The following table sets out, as of March 14, 2005, the name of the only person who, to the best knowledge of the senior executives of the Company, exercises control or direction over more than 10% of the issued and outstanding common shares of the Company:

Name and place of residence	Number of Common Shares	Percentage of Common Shares
Géoconseils Jack Stoch Ltée [1] Rouyn-Noranda, Quebec	1,980,627	14.2%

[1] Géoconseils Jack Stoch Ltée is wholly-owned by Jack Stoch, the President and a director of the Company.

ELECTION OF DIRECTORS

The Board currently consists of five directors. The persons named in the enclosed form of proxy intend to vote for the election of the five nominees whose names are set forth below. Each director will hold office until the next annual general meeting of shareholders or until the election of his successor, unless he resigns or his office becomes vacant by removal, death or other cause.

The following table states the name of each of the persons proposed to be nominated for election as director, all other positions and offices with the Company now held by such person, his or her principal occupation, the year in which such person became a director of the Company, and the number of common shares of the Company that such person has advised are beneficially owned or over which control or direction is exercised by such person as at the date indicated below.

Name and position with the Company	Principal occupation	First year as director	Number of shares beneficially owned or over which control is exercised as at March 14, 2005
Jack Stoch President, Chief Executive Officer and Director	President of the Company	1983	1,980,627
Dianne Stoch Secretary-Treasury, Chief Financial Officer and Director	Private Consultant	1985	621,147
Chris Bryan [1] Director	Mining Analyst (retired)	1983	25,000
Ian Atkinson [1] Director	Vice President - Exploration and Strategy Hecla Mining Company (mining company)	1986	-
Joel Schneyer [1] Director	President Mercantile Resource Finance, Inc. (advisor-mining sector)	1997	-

(1) Member of the Audit Committee

The information as to shares beneficially owned or over which the above-named individuals exercise control or direction is not within the knowledge of the Company and has been furnished by the respective nominees individually. The Company does not have an Executive Committee of the Board of Directors.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company does not carry liability insurance for its directors and officers.

REMUNERATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets out all annual and long-term compensation for services in all capacities to the Company for the fiscal years ended December 31, 2004, 2003 and 2002 of the Chief Executive Officer and the one other executive officer of the Company (collectively, the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation				Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compensation $	Number of Options Granted	Restricted Stock Awards	LTIP Payouts	All Other
Jack Stoch	2004	-	-	60,000[1]	-	-	-	-
President and	2003	-	-	60,000[1]	-	-	-	-
Chief Executive Officer	2002	-	-	60,000[1]	175,000	-	-	-
Dianne Stoch	2004	-	-	27,000	-	-	-	-
Secretary-Treasurer and	2003	-	-	19,500	-	-	-	-
Chief Financial Officer	2002	-	-	18,000	300,000	-	-	-

(1) The foregoing amounts were paid to a company controlled by Mr. Stoch as consulting and/or retainer fees.

Option Grants During the Most Recently Completed Fiscal Year

No options were granted to the Named Executive Officers during the fiscal year ended December 31, 2004.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

The Named Executive Officers did not exercise any stock options during the fiscal year ended December 31, 2004. The following table sets out the value of the options held by the Named Executive Officers at fiscal year end.

Name	Shares Acquired On Exercise	Value Realized ($)	Number of Unexercised Options at Fiscal Year End Exercisable / Unexercisable	Value of Unexercised in the Money Options at Fiscal Year End Exercisable / Unexercisable [1]
Jack Stoch	-	-	658,000/ -	$245,760/ -
Dianne Stoch	-	-	650,000/ -	$230,500/ -

(1) The value of unexercised "in the money" options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2004 ($0.67) less the respective exercise prices of the options.

Remuneration of Directors

During the fiscal year ended December 31, 2004, the Company did not pay any cash remuneration or grant any options to its directors for their services in such capacity.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out certain details as at December 31, 2004, the end of the Company's last fiscal year, with respect to compensation plans pursuant to which equity securities of the Company are authorized for issuance.

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of shares remaining available for future issuance under the Equity Compensation Plans (excluding securities reflected in column (a) (c)
Equity compensation plans previously approved by shareholders	2,617,102	$0.64	1,240,000
Equity compensation plans not previously approved by shareholders	Nil	Nil	Nil

APPOINTMENT OF AUDITORS

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons named in the accompanying form of proxy intend to vote for the appointment of McCarney Greenwood LLP, Chartered Accountants, as the auditors of the Company until the next annual general meeting of shareholders. McCarney Greenwood LLP, Chartered Accountants, were appointed as the auditors of the Company on June 8, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No "informed person" of the Company, that is: (a) the directors and executive officers of the Company; (b) any person who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Company's outstanding voting shares; (c) any director or executive officer of a person referred to in (b) above; or (d) any associate or affiliate of any "informed person" of the Company, has any material interest, direct or indirect, in any transaction since January 1, 2004 or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries, other than as follows:

Wood Gold Property

In January 2003, the Company acquired a 50% interest in the Wood Gold property, Cadillac township, Quebec. The 50% interest in the Wood Gold property was transferred at no cost to the Company by a prospecting group of which Géoconseils Jack Stoch Ltée ("GJSL") is a member. GJSL, which holds more than 10% of the Company's outstanding common shares, is a private company which is wholly-owned by Jack Stoch, the President and a director of the Company. See "Principal Holder". After the transfer to the Company, GJSL held a 17.5% undivided interest in the Wood Gold property.

On May 1, 2004, the Company, which is the project manager for the Wood Gold property, was granted an option to acquire the remaining 50% of the property from the prospecting group, for: (i) $150,000; (ii) 660,000 common shares of the Company, 60,000 of which are due upon a production decision; and (iii) a 2% net smelter royalty. The option payments to be made by the Company are due over a four-year period. Under the terms of the agreement, one-half of the net smelter royalty may be purchased by the Company for $750,000 at any time prior to a production decision. The first payment made to the prospecting group by the Company consisted of $20,000 and 90,000 common shares of the Company. The May 2004 transaction was approved by the independent members of the board of directors of the Company and all applicable regulatory approvals were obtained.

OTHER MATTERS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting. However, if any other matters which are not known to the management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

CORPORATE GOVERNANCE PRACTICES

In December 1994, the Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSX Report") containing a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. To implement these guidelines, the Toronto Stock Exchange adopted a requirement stipulating that each listed company must disclose on an annual basis its approach to corporate governance with reference to the guidelines. The following are the guidelines established by the Toronto Stock Exchange with respect to corporate governance and the Company's practice as regards each of the guidelines.

1. The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

   Under the *Companies Act* (Quebec), the directors are required to manage the Company's business and affairs and in doing so to act honestly and in good faith with a view to the best interests of the Company. In addition, each director must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

   In addition to those matters which must by law be approved by the Board, Board approval is required for the annual budget; any material dispositions, material acquisitions and investments outside of the ordinary course of business or not provided for in the approved budget; long-term strategy; organizational development plans; and the appointment of executive officers.

   The Board meets as required. The Company's management also communicates informally with members of the Board on a regular basis, and solicits the advice of Board members on matters falling within their special knowledge or experience.

2. As part of the overall stewardship responsibility, the board of directors of every corporation should assume responsibility for the following matters:

   (a) adoption of a strategic planning process

   The Board oversees and monitors on an "as needed" basis significant corporate plans and strategic initiatives. The Board's strategic management process may consist of an annual review of the Company's business plan and budget, and annual reviews of, and discussions with management relating to, strategic and budgetary issues. The Board maintains oversight of management's strategic planning initiatives through, among other things, budgetary reviews and approvals on an "as needed" basis. Extraordinary initiatives not provided for in the approved budget require Board approval.

   (b) identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks

   The Board reviews the principal risks inherent in the Company's business, including financial risks, and assesses the systems established to manage those risks. The Board has established an Audit Committee that provides general advice from time to time to the President and reports to the Board, which also receives progress and financial reports from management.

   (c) succession planning, including appointing, training and monitoring senior management

   The Board plans succession and monitors the performance of senior management.

(d) communications policy for the corporation

The President is responsible for investor relations functions. Inquiries from shareholders and investment analysts are promptly responded to by the President or, when appropriate, by another of the Company's employees.

(e) integrity of the corporation's internal control and management information systems

Directly, and through its external auditors, the Board assesses the integrity of the Company's internal financial control and management information systems. In particular, the Audit Committee reviews compliance with financial reporting obligations, applicable accounting principles and appropriate internal controls.

3. The board of directors of every corporation should be constituted with a majority of individuals who qualify as "unrelated" directors.

The Board currently consists of five directors. The Board considers that three of its five directors are "unrelated", that is, they are independent of management and free from any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with such person's ability to act with a view to the best interests of the Company, other than interests arising from shareholdings.

Of the five persons proposed for election as directors at the Meeting, the Board considers that three are unrelated and two are related.

4. The board of directors should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

A "significant shareholder" is defined in the TSX Report as a shareholder with the ability to exercise a majority of the votes for the election of directors. The Company does not have a significant shareholder within the meaning of the TSX Report, in that no shareholder has the ability to exercise a majority of the votes for the election of directors.

5. Disclosure for each director whether he or she is related, and how that conclusion was reached.

The Board considers that Ian Atkinson, Chris Bryan and Joel Schneyer are unrelated directors in that none is an executive officer or employee of, or consultant to, the Company.

The Board considers that Jack Stoch and Dianne Stoch are related directors, in that each is a senior officer of the Company.

6. The board of directors of every corporation should appoint a committee of directors composed exclusively of outside (i.e. non-management) directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

The Board of Directors as a group is responsible for recommending potential new directors and assessing the performance and contribution of directors.

7. Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, its committees and the contribution of individual directors.

Because the Company does not have a Nominating Committee, the Board of Directors is responsible for assessing the effectiveness of all committees and individual directors.

8. Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

The Company does not currently have a formal orientation program for new directors. There have been no new directors of the Company since 1997.

9. Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

The Board has determined that an appropriate size for the Board, given the current stage of the Company's development, is between five and nine directors. The Company currently has five directors.

10. The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

During the fiscal year ended December 31, 2004, the directors of the Company did not receive any cash remuneration for serving in that capacity. The Board has not formally reviewed the compensation of directors.

11. Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

The Board of Directors has established one committee, the Audit Committee, which is comprised exclusively of outside, unrelated directors. The members of the Audit Committee are Ian Atkinson, Chris Bryan and Joel Schneyer.

12. Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation approach to governance issues.

The Board of Directors is responsible for developing and monitoring the Company's approach to corporate governance issues.

13. The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Management is expected to provide effective leadership in all aspects of the Company's activities, to maintain its corporate culture and motivate its employees, and to communicate effectively with employees, customers and other industry participants. The Board also expects management to provide the directors on a timely basis with information concerning the Company's business and affairs, including financial and operating information and information concerning industry developments as they occur, all with a view to enabling the Board to discharge its stewardship obligations effectively.

14. Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities; or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.

Due to the size and nature of the Company, meetings of the Board are chaired by Jack Stoch, the President of the Company. The Board has not appointed a "lead director".

15. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

The Audit Committee is responsible for, among other matters:

(a) reviewing and making recommendations for: the appointment and engagement of independent auditors; the audit plan; proposed changes to major accounting policies; internal controls; the appointment of the Secretary-Treasurer; the annual audit of the Company's financial statements; and internal accounting practices and policies; and

(b) reviewing, prior to their release, the annual and interim financial statements of the Company and public disclosure documents containing financial information.

All members of the Audit Committee are outside directors.

16. <u>The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board</u>.

Individual directors may engage outside advisors at the expense of the Company, with the approval of a majority of the non-management directors.

ADDITIONAL INFORMATION

Financial information about the Company is contained in its comparative financial statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004, and additional information about the Company is available on SEDAR at www.sedar.com.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a) the latest Annual Information Form of the Company together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b) the comparative financial statements of the Company for the fiscal year ended December 31, 2004 together with the accompanying report of the auditors thereon and any interim financial statements of the Company for periods subsequent to December 31, 2004 and Management's Discussion and Analysis with respect thereto; and

(c) this Proxy Circular,

please send your request to:

Globex Mining Enterprises Inc.
146 - 14th Street
Rouyn-Noranda, Quebec
J9X 2J3
Telephone: (819) 797-5242
Telecopier: (819) 797-1470
email: dstoch@globexmining.com

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Company.



Jack Stoch
President

DATED at Rouyn-Noranda, Quebec
March 14, 2005


GLOBEX

ANNUAL INFORMATION FORM

For the Fiscal Year Ended

December 31, 2004

Issued March 30, 2005

Globex Mining Enterprises Inc.
146-14th Street
Rouyn-Noranda, Quebec
J9X 2J3

An additional copy of this Annual Information Form may be obtained upon request from the Corporate Secretary, Globex Mining Enterprises Inc. at the above address or from the Company's Web site: http://www.globexmining.com

Globex Mining Enterprises Inc.
Annual Information Form
Table of Contents

Technical Glossary 3-5

Conversion Table 5

Important Notice 6

I THE COMPANY

Incorporation 6
Subsidiaries 6

II GENERAL DEVELOPMENT OF THE BUSINESS OF GLOBEX 6-7

III DESCRIPTION OF THE BUSINESS OF GLOBEX
1. Exploration Properties in Canada & USA 7-37
2. Other Aspects of the Business 38-41

IV SELECTED CONSOLIDATED FINANCIAL INFORMATION
For Each of the Last Three Fiscal Years 41

V MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS
AND FINANCIAL POSITION 41

VI MARKET FOR SECURITIES 42

VII DIRECTORS AND OFFICERS 42

VIII ADDITIONAL INFORMATION 43

The following is a glossary of some of the terms commonly used in the mining industry and referenced herein:

"Au" means gold.

"Ag" means silver.

"Contained gold" means the total measurable gold or gold equivalent in grams or ounces estimated to be contained within a mineral deposit. A calculation or estimate of contained gold makes no allowance for mining dilution or recovery losses.

"Cu" means copper.

"Cut-off grade" means the grade of mineralization, established by reference to economic factors, above which material is included in mineral deposit reserve/resource calculations and below which the material is considered waste. Cut-off grade may be either an external cut-off grade which refers to the grade of mineralization used to control the external or design limits of an open pit based upon the expected economic parameters of the operation, or an internal cut-off grade which refers to the minimum grade required for blocks of mineralization present within the confines of an open pit to be included in mineral deposit estimates.

"Development stage" means the period when a mineral deposit that has been estimated to be economically viable is prepared for commercial production and includes pre-production stripping in the mine and the construction of the necessary process plant and supporting facilities.

"Diamond drill" means a machine designed to rotate under pressure an annular diamond-studded cutting tool to produce a more or less continuous solid, cylindrical sample of the material drilled.

"Exploration" means the prospecting, diamond drilling and other work involved in searching for ore bodies.

"g/t Au" means grams of gold per metric tonne (2,204 lbs).

"Grade" means the amount of valuable mineral in each ton of mineralized material, expressed as troy ounces (or grams) per ton or tonne of gold or as a percentage of copper and other base metals.

"Grams per cubic metre" means alluvial mineralization measured by grams of gold contained per cubic metre of material, a measure of weight of gold per volume of material.

"Mg" means magnesium.

"Mineralization" means rock containing an undetermined amount of minerals or metals.

"Mineral deposit, deposit or mineralized material" means a mineralized body which has been physically delineated by sufficient drilling, trenching, and/or underground work, and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures. Such a deposit does not qualify under Commission standards as a commercially minable ore body or as containing ore reserves, until final legal, technical, and economic factors have been resolved.

"National Instrument 43-101" means the Canadian Securities Administrator's National Instrument 43-101: Standards of Disclosure for Mineral Projects.

"Net smelter return royalty" means a royalty payment made by a producer of metals, usually to a previous property owner or Governmental authority, based on the value of gross metal production from the property, less deduction of certain limited costs including smelting, refining, transportation and insurance costs.

"Open pit mining" means the process of mining an ore body from the surface in progressively deeper steps. Sufficient waste rock adjacent to the ore body is removed to maintain mining access and to maintain the stability of the resulting pit.

"Ore" means a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

"Ounce (oz)" means a Troy ounce.

"Oxidized ore" (also referred to as "oxide ore") means mineralized rock which can be profitably mined and in which some of the original minerals have been oxidized by natural processes.

"oz/ton (opt)" means Troy ounces per short ton.

"oz/T Au" means ounces of gold per imperial ton (2,000 lbs).

"Patented mining claim" means a mining claim on the public land of the United States or Canada, under the mining laws, for which a patent has been issued conveying the title of the United States or Canada to the patentees.

"Porphyry deposit" means a disseminated mineral deposit often closely associated with porphyritic intrusive rocks.

"Porphyritic" means a rock texture in which one mineral has a larger grain size than the accompanying minerals.

"Resources" means a deposit or concentration of a natural, solid inorganic or fossilized organic substance, other than natural ground water, petroleum, natural gas, bitumen or related hydrocarbons, in such quantity and at such a grade or quality that extraction of the material at a profit is currently or potentially possible.

- **"Indicated resources"** means the estimated quantity and grade of that part of a deposit for which the continuity of grade, together with the extent and shape, are so established that a reliable estimate of grade and tonnage can be made.

- **"Measured resources"** means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

- **"Inferred resources"** means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metal values to outline a deposit of potential economic merit.

"Reserves" means that part of a resource which can be legally mined at a profit under specified economic conditions that are generally accepted by the mining industry as reasonable under current economic conditions, demonstrated by at least a preliminary feasibility study based on measured resources and indicated resources only. Reserves are categorized as either Probable or Proven Reserves on the basis of the degree of confidence in the estimate of the quantity and grade of the deposit.

- **"Probable reserves"** means the estimated quantity and grade of that part of a measured or indicated resource for which the economic viability has been demonstrated by adequate information on engineering, operating and economic factors, with sufficient accuracy to be used as a basis for decisions on further development and significant capital expenditures.

- **"Proven reserves"** means the part of a deposit which is being mined or developed or which is the subject of a mining plan, the estimated quantity and grade of that part of a measured resource for which the size, grade and distribution of values, together with technical and economic factors, are so well established that there is the highest degree of confidence in the estimate.

"Strike length" means the longest horizontal dimensions of a body or zone of mineralization.

"Stripping ratio" means the ratio of waste material to ore that is experienced in mining an ore body.

"Ton" means a short ton (2,000 pounds).

"Tonne" means a metric tonne (2,204.6 pounds).

"Unpatented mining claim" means a mining claim located on the public lands of the United States or Canada, for which a patent has not been issued. An unpatented mining claim is a possessory interest only, subject to the paramount title of the United States or Canada. The validity of an unpatented mining claim depends upon the existence of a valuable mineral deposit within the boundaries of the claim and compliance with mining codes.

"Vein" means an epigenetic mineral filling of a fault or other fracture in a host rock often composed of quartz and other sulphide or precious metals.

"Zn" means zinc.

CONVERSION TABLE

METRIC SYSTEM		IMPERIAL SYSTEM
1 metre (m)	=	3.280 feet (ft)
1 kilometre (km)	=	0.621 mile (mi)
1 gramme (g)	=	0.032 ounce troy (oz)
1 tonne (t)	=	1.102 short tonne (t)
1 gramme/tonne (g/t)	=	0.029 ounce/short tonne (oz/t)
1 hectare	=	2.471 acres

UNLESS OTHERWISE INDICATED, ALL FINANCIAL DATA ARE GIVEN IN CANADIAN DOLLARS.

IMPORTANT NOTICE

Please note that due to the high cost and time involved, Globex has not independently confirmed many of the tonnage and grade figures quoted herein but have relied upon published reports within the public domain or reports commissioned by previous property owners. On an individual basis, grades and tonnages quoted herein may or may not fall within the norms of Policy NI 43-101 as many but not all the calculations were performed prior to the implementation of the policy.

I THE COMPANY

Incorporation

Globex was incorporated on October 21, 1949, pursuant to the Mining Companies Act (Quebec) under the name Lyndhurst Mining Company Limited (No Personal Liability). On June 4, 1974, the corporate name was changed to Globex Mining Enterprises Inc. and consolidated at a rate of 1 Globex share per 10 Lyndhurst shares. On November 4, 1985, Globex was continued under Part IA of the Companies Act (Quebec).

Globex is a Canadian gold, base metal and magnesium exploration company engaged in the acquisition, exploration and development of mineral properties principally in North America, with principal executive offices of Globex are located at 146-14th Street, Rouyn-Noranda, Quebec, Canada J9X 2J3.

Subsidiaries

Globex Nevada, Inc. ("Globex Nevada"), a wholly owned subsidiary of Globex, was incorporated on November 4, 1988 under the laws of the State of Nevada. Its offices are located at 12620 Calle Mia, Tucson, Arizona 85749, USA.

In March 1997, Globex acquired Gold Capital Corporation on the basis of 0.276 common shares of Globex for each1 Gold Capital share. Gold Capital Corporation was dissolved in October 2002.

II GENERAL DEVELOPMENT OF THE BUSINESS

October 21, 2005 will mark the 56th year of existence for Globex Mining Enterprises Inc. The Company, originally called Lyndhurst Mining Co. Ltd., was founded in 1949 in order to bring the Lyndhurst Copper Mine into production. Falling copper prices, once Lyndhurst reached production, eventually caused its demise. The Company tried various exploration projects for several years with no success and finally became inactive and thus delisted. In 1974, a new group gained control of the Company, reorganized it one for ten and changed the name to Globex Mining Enterprises Inc. They did not succeed in refinancing the Company and it remained inactive until 1983 when Jack Stoch, a Rouyn-Noranda based geologist, gained control of the shell.

Mr. Stoch brought in a group of exploration professionals as directors, acquired properties of merit and succeeded in listing the Company on the Montreal Stock Exchange on January 21, 1988. Globex subsequently listed on the Toronto Stock Exchange on December 29, 1995 and delisted from the Montreal Stock Exchange.

Globex has slowly and steadily expanded its property portfolio to include properties in Quebec, Ontario, Nova Scotia, British Columbia, Nevada and Washington.

Unlike most other junior exploration companies, Globex owns most of its properties and thus does not drain its treasury paying option payments. Globex presently holds more than 50 land packages all of which have either resources or reserves, mineralized drill intersections, mineral showings or untested geophysical targets or a combination thereof.

To date, Globex's sources of funding have included public financings, the receipt of option payments, and interest income. Government grants, tax credits and joint venture programs have assisted exploration funding. Globex is not currently engaged in a mining operation or mineral production.

III DESCRIPTION OF THE BUSINESS

1. EXPLORATION PROPERTIES IN CANADA & USA

The following table is a guide to Globex's current portfolio of mineral properties. The nature of the exploration business is such that this information changes continually as new properties are identified and acquired, and existing ones mature for development, are sold or are released, or are explored.

Property (listed alphabetically)	Interest	Size (hectares)	Commodity	Location	Exploration Work 2004
Principal Exploration Properties					
Bateman Bay Deposit	100%	86	Gold, Copper	McKenzie & Roy Twps, Quebec, Canada	
Duquesne West Deposit	50%	300	Gold	Destor & Duparquet Twps, Quebec, Canada	√
Lyndhurst Property	100%	1580	Copper, Zinc	Destor & Poularies Twps, Quebec, Canada	√
Magusi River & Fabie Bay Deposits	100%	508	Copper, Zinc, Gold	Hebecourt Twp, Quebec, Canada	√
Mooseland Gold Deposit	100%	648	Gold	Halifax County, Nova Scotia, Canada	√
Nordeau East & West Deposits	100%	730	Gold, Iron	Vauquelin Twp, Quebec, Canada	
Poirier Deposit	100%	267	Copper, Zinc	Poirier & Joutel Twps, Quebec, Canada	
Ramp Deposit	100%	1701	Gold	Beatty, Carr, Coulson & Wilkie Twps, Ontario, Canada	√
Russian Kid Deposit	100%	123	Gold	Dasserat Twp, Quebec, Canada	
Timmins Magnesite-Talc Deposit	100%	304	Magnesium, Talc, Silica	Deloro Twp, Ontario, Canada	√
Wood Deposit	50%	184	Gold	Cadillac Twp, Quebec, Canada	√

Property (listed alphabetically)	Interest	Size (hectares)	Commodity	Location	Exploration Work 2004
Less Significant Properties with Past Production or Drilled Mineralized Zones					
Blackcliff Deposit	50%	120	Gold	Malartic Twp, Quebec, Canada	
Eagle Property	100%	77	Gold	Joutel Twp, Quebec, Canada	
Fontana Deposit	75%	560	Gold	Duverny Twp, Quebec, Canada	
Parbec Deposit	100%	220	Gold	Malartic Twp, Quebec, Canada	
Suffield Deposit	100%	617	Zinc, Copper, Silver, Lead	Ascot Twp, Quebec, Canada	
Vauze Property	100%	231	Zinc, Copper	Dufresnoy Twp, Quebec, Canada	
Vulcan Deposit	100%	307	Gold, Platinum, Palladium	Ferry County, Washington State, USA	√
Other Early/Immediate Stage Exploration Properties					
Arntfield Property	100%	16	Gold	Beauchastel Twp, Quebec, Canada	√
Beauchastel-Rouyn Property	100%	2864	Gold, Copper, Zinc	Beauchastel & Rouyn Twps, Quebec, Canada	
Bell Mountain Property	100%	416	Gold	Churchill County, Nevada, USA	√
Bilson-Cubric Property	100%	419	Nickel, Copper, Platinum, Palladium, Rhodium	La Motte Twp, Quebec, Canada	
BM Property	70%	654	Gold	Beauchastel Twp, Quebec, Canada	
Buckell Lake Property	100%	48	Gold	Scott Twp, Quebec, Canada	
Courville Property	100%	240	Gold	Courville Twp, Quebec, Canada	
DM Property	100%	150	Nickel, Copper	Duverny Twp, Quebec, Canada	√
Duvay Deposit	100%	169	Gold	Duverny Twp, Quebec, Canada	√
Eastmac Property	100%	270	Gold	Duverny Twp, Quebec, Canada	
Fish Lake Deposit	100%	32	Gold	Tiblemont Twp, Quebec, Canada	
Gayhurst Property	100%	291	Molybdenum	Gayhurst Twp, Quebec, Canada	
Halliwell Property	100%	314	Gold	Beauchastel & Rouyn Twps, Quebec, Canada	

Property (listed alphabetically)	Interest	Size (hectares)	Commodity	Location	Exploration Work 2004
Other Early/Immediate Stage Exploration Properties (cont'd)					
Hunters Point Property	100%	352	Gold, Uranium	Atwater Twp, Quebec, Canada	
Island Property	100%	108	Gold	Tiblemont Twp, Quebec, Canada	
Jacobie Copper Property	100%	64	Copper	2075 Mining District (03 - Cariboo), British Columbia, Canada	
Lac Simon Property	100%	112	Gold	Scott Twp, Quebec, Canada	
Laguerre-Knutson Property	100%	64	Gold	Hearst & MicVittie Twp, Ontario, Canada	√
Miniac Property	100%	331	Gold, Zinc	Miniac Twp, Quebec, Canada	√
Normetal Mine Property	100%	155	Copper, Zinc, Gold, Silver	Desmeloizes Twp, Quebec, Canada	
Poirier South Property	100%	575	Copper, Zinc Gold	Poirier Twp., Quebec, Canada	√
Smith-Zulapa Deposits	100%	552	Gold, Copper, Nickel	Tiblemont Twp, Quebec, Canada	
Spradbrow Property	100%	331	Gold	NTS 32L03, Quebec, Canada	
Tarmac Property	100%	96	Gold	Dubuisson Twp, Quebec, Canada	
Tonnancour Property	100%	2,039	Cu, Zn, Au, Ag	Tonnancour & Josselin Twps, Quebec, Canada	
Transterre Property	100%	431	Gold	Senneterre Twp, Quebec, Canada	
Tut Property	100%	420	Gold	Ligneris Twp, Quebec, Canada	
Victoria West Property	100%	724	Gold	Clericy Twp, Quebec, Canada	
Wrightbar Mine Property	100%	120	Gold	Bourlamaque Twp, Quebec, Canada	
Royalty Interests					
Pacaud Property	1% Net Diamond	160	Diamond	Pacaud Twp, Ontario, Canada	√
Wemindji Properties	1% Net Diamond 1% Net Smelter Royalty		Diamond	James Bay Area, Quebec, Canada	√

Globex believes its most significant mineral properties are as follows: Bateman Bay, Fabie Bay & Magusi River, Duquesne West, Lyndhurst, Mooseland, Nordeau Gold, Poirier Mine, Ramp Property, Timmins Magnesite-Talc, Russian Kidd and Wood Mine. Each of these exploration properties is described below. These descriptions include information as to historic mining and exploration activity by third parties that is believed to be reliable, but have not been confirmed by Globex. There can be no assurance that any of these properties will contain adequate mineralization to justify a decision to construct a mine. See "Other Aspects of the Business– Exploration Risks", "– Uncertainty of Reserves and Mineralization Estimates," and other mining-related risks factors in the "Other Aspects of the Business" section.

Principal Exploration Properties

Bateman Bay Deposit

Location. The Bateman Bay property is centered on the Gouin Peninsula, which separates Lac Chibougamau from Lac aux Dorés and is located about eight kilometres east-southeast of the town of Chibougamau, Quebec. Access is provided by three miles of paved provincial highways and then three miles of local paved roads in the immediate area of the town of Chibougamau, Quebec or by boat on Lac aux Dorés. The property consists of two unpatented mining claims on Canadian crown land, totalling 86 hectares in size.

Geology. The Bateman Bay property is located within the Doré Lake Complex, a layered intrusive made up of anorthosite, gabbro, pyroxenite, granophyre and transition rock. A minor band of mafic volcanics and related sediments crosses the centre of the property in an east-west direction. The north boundary of this volcanic horizon is marked by the Doré Lake Fault, a brittle structure generally thought to be a primary ore controlling feature for the Chibougamau Camp. A northwest trending shear zone runs from the area of the Bateman Bay shaft to the Jaculet Mine to the northwest. This structure hosts the "A" Zone. Two additional zones termed the "B" and "C" occur within parallel, en echelon, northwest trending shears to the northeast.

Mining History. Norlake Mining Corporation completed 3 drill holes totalling 337 metres and an electromagnetic survey on the area of the property in 1936. During 1955-1956, 64 drill holes were completed for a total of 12,641 metres. This was accompanied by magnetometer, electromagnetic and resistivity surveying. During 1957, an additional 108 holes totalling 23,753 metres were completed.

An underground development program was initiated and completed by 1960. This consisted of shaft sinking to a depth of 160 metres and the development of three levels, the lowest being at 152 metres from which 33 underground drill holes were completed. Two chalcopyrite-bearing structures were defined by this work.

During 1964-1968, Patino Mining Corporation Limited ("Patino") completed an additional nine drill holes. Subsequently, the shaft was deepened and the property was linked to the Jaculet Mine at the 274 metre level. In 1970, Patino completed one additional surface drill hole and an additional 18 underground holes on the 274 metre level for a total of 695 metres. The Bateman Bay shaft is reported to have been used by Patino as a production shaft for the Jaculet Mine. Globex has no rights to minerals in the Jaculet Mine.

In 1991, after compiling all previous geological work, drilling 9 holes for 2,966 metres and re-interpreting the results, Robex Resources Inc. announced that gold and copper mineralization was present in the "A" Zone to a depth of 811 feet. Subsequently, the Province of Quebec rehabilitated the mine site and ultimately revoked the then-existing mining concessions.

Except for lateral development and a small bulk sample, no mining production is known to have occurred on the Bateman Bay property. The 810-foot deep Bateman Bay Shaft has been capped, the head frame and all mine buildings have been removed and the site has been contoured to acceptable standards.

In 1997, a grid was cut over the property and detailed E.M. and magnetometer surveys were completed.

Duquesne West Deposit

Location. The Duquesne West property is located 25 kilometres northwest of the town of Rouyn-Noranda, Quebec, and four kilometres from the town of Duparquet in Abitibi West County. The property consists of 20 contiguous unsurveyed claims, totalling 300 hectares. Access to the mine is by highway for approximately 22 miles.

Globex acquired a 50% interest in the property pursuant to an agreement dated December 19, 1986 with Jacques Viau. In order to acquire the interest, Globex issued 200,000 shares of Globex common stock to Mr. Viau, granted him a 1% net smelter return and agreed to expend CDN$600,000 on the property (a condition which was subsequently waived).

The remaining 50% interest in the property is owned since 1983 by Géoconseils Jack Stoch Ltée, which is controlled by Jack Stoch, the President of Globex.

In September 2003, Globex and Géoconseils Jack Stoch Ltée entered into an option agreement with Queenston Mining Inc. whereby Queenston needed to do among other things CDN$8 million of exploration to earn 50% interest in the property. A further 10% could be earned by bringing the property to a bankable feasibility study. If Queenston had earned their 50% interest, but did not bring the property to a bankable feasibility study, they would have forfeited 1% interest and Globex would have become project manager and 51% interest holder.

Geology. The Duquesne West property lies on the east-west striking southern limb of the Lepine Lake regional syncline within the Abitibi Greenstone Belt. The underlying rocks are all Precambrian in age and range from older volcanics of the Kinojévis Group followed by Clericy Sediments, younger volcanics of the Blake River Group and finally sediments of the Duparquet Group (Temiscaming-type). A major period of folding and faulting post-dated the final period of deposition and resulted in the development of the aforementioned Lepine Lake Syncline and other folds in the area as well as the Main Porcupine-Destor Break, a large regional gold-bearing structure which stretches east from the Timmins camp into Destor Township in Quebec. This was followed closely by the development of subsidiary splays and parallel shears and the intrusion of acid porphyries, granites and aplites and later basic dikes and lamprophyres, primarily along the faults.

Exploration History. The Duquesne West property was originally staked in 1923-1925 followed by extensive stripping, trenching and limited diamond drilling. In the 1930s, 38 diamond drill holes were drilled, totalling approximately 12,200 feet, and the Shaft and South Zones were discovered.

Fifteen more diamond drill holes totalling 9,929 feet were drilled from 1944-1949. From 1973-1982, extensive diamond drilling and geophysics were conducted on the property. In 1983, Claremont Mines Limited drilled an 80-foot shaft and took a 425-ton bulk sample from Shaft Zone. In 1990 and 1991, Noranda Exploration conducted diamond drilling (13 holes) and did geological and geophysical exploration on the property.

In 1994, Globex undertook extensive geophysical coverage of the claims and drilled seven short holes totalling 440 metres. Between 1994 and 1997, Santa Fe has conducted a further 78,000 feet of drilling. In 1996, Santa Fe also performed a real-time induced polarization survey and located an additional anomaly located between the Shaft Zone and the Fox Zone. Santa Fe drilled another hole in February 1997.

Numerous intersections of gold mineralization were intersected with values reaching 1.56 oz per ton Au over 35 feet. Santa Fe (now Newmont) outlined numerous gold zones and delineated significant geological resources in wide spaced drilling.

In late 2002, Kinross Gold Corporation covered much of the property with an I.P. survey and did geological mapping and rock geochemistry. They completed 14 drill holes and discovered two new gold zones.

The newly discovered Liz Zone was intersected in two drill holes which returned the following:

DQ-O2-02	6.86 g/t Au over 11.15 metres
DQ-02-10	5.90 g/t Au over 9.40 metres

The newly discovered Nip Zone intersected in hole DQ-02-09 returned 9.9 g/t Au over 3.5 metres.

Kinross undertook a NI 43-101 conformable resource calculation at the end of 2002 and reported the following resource figure:

4 gm cut off	1,067,000 tonnes	11.4 g/t Au
5 gm cut off	665,000 tonnes	8.9 g/t Au

In late 2003-2004, Queenston Mining Inc., Globex's new joint venture partner, completed a 15 holes deep drill program totalling 9,733 metres principally on the Liz Zone. Several holes intersected significant gold values in the Liz Zone as follows:

DQ-03-15	4.24 g/t Au over 8.0 metres including 6.09 g/t Au over 4.5 m
DQ-03-16	4.53 g/t Au over 13.6 metres including 6.06 g/t Au over 9.1 m

Queenston abandoned the project in mid 2004 after an expenditure of $762,000.

Lyndhurst Property

Location. The Lyndhurst property is located approximately 22 miles due north of Rouyn-Noranda, Quebec. The property is accessed by driving 25 miles north on provincial highway and a gravel road. There are 110 claims and one mining concession totalling 1,877 hectares. Globex has a 100% ownership interest in the Lyndhurst property. On September 1, 1985, Globex acquired 96 claims and one mining concession from Géoconseils Jack Stoch Ltée, John Archibald, Chris Bryan and Dianne Stoch in exchange for 750,000 escrowed shares of Globex Common Stock, a 1.5% net smelter return and C$15,000. Globex subsequently acquired additional claims by staking while over the years acquiring and dropping claims as a result of exploration results.

Geology. The Lyndhurst property covers a 10-kilometre strike length of the Hunter Group. The property is mostly underlain by the Hunter and Kinojévis Volcanic Groups which belong to the southern part of the Archean Abitibi lithotectonic Subprovince. Regional multiphase deformation affects all the rocks and most of these two volcanic groups are metamorphosed to greenschist facies. This group, composed mainly of felsic volcanics, has been intruded by the Poularies and Palmarolle Batholiths, forming the heart of the Lac Abitibi Antiform. The Hunter Group is believed to be older than the predominately mafic Kinojévis Group which is overlying in discordance to the south.

The regional east-west Lyndhurst Shear Zone crosses the southern half of the property and may have been responsible for the shearing often noted at the contact point between the two volcanic groups. A large mineralized alteration zone has been followed down plunge from the mine to the west and is open at depth.

Mining History. The Lyndhurst property hosts the past copper producing Lyndhurst Mine (reportedly 200,000 tons at 2% copper) and has been worked piecemeal by numerous companies since its discovery in 1928. In 1955, Lyndhurst Mining Company Limited sank a 215 metre shaft with five levels and began limited production after an extensive program of underground diamond drilling.

Further exploration, principally diamond drilling, was undertaken by various companies until 1988 when Minnova conducted an input survey, deep EM survey, geological and lithogeochemical sampling, mapping, stripping and diamond drilling. From 1991 to 1993, Noranda Exploration undertook mapping, stripping, induced polarization and horizontal-loop electromagnetic surveys, and shallow and deep diamond drilling.

In 1995, Globex drilled one hole on the Lyndhurst property. In January 1997, Amblin Resources Ltd. conducted a Géoterrex airborne electromagnetic survey and a ground gravity survey. In June 1998, in drill hole LY98-5A, Amblin discovered a new body of massive sulphide, including 18.79 metres of .45% Cu, 1.51% Zn and 12.7 gm/tonne Ag. Later in 1998, Amblin drilled two holes into the new sulphide body, both of which intersected significant massive sulphide mineralization:

Hole No.	Length (m)	Cu %	Zn %	Ag g/t	Au g/t
LY98-5A	2.61	3.62	2.94	159.3	0.6
LY98-6	8.4	3.14	0.07	28.8	-
	11.3	0.1	2.04	15.8	-
	3.5	1.2	-	-	-
	2.35	2.77	-	17.8	-

In July 2000, a Aeroquest airborne electromagnetic and magnetic survey was flown over the entire property by Aurogin Resources Ltd.

Also in 2000, Globex drilled two exploration holes and one deep hole, L00-8B to test the up dip potential of the new massive sulphide zone. The hole intersected two sections of massive sulphides, 3.36 and 2.98 metres. Included in the zones are the following assays:

Hole No.	Length (m)	Cu %	Zn %	Ag g/t
LY00-8B	2.9	0.49	0.13	53.8
	0.46	0.35	6.77	33
	2.98	0.19	5.16	35.6

Down hole geophysics in the five deepest holes shows the massive sulphide zone extends as far as the system is able to detect both below the present drilling and particularly strongly to the west.

In 2001, Globex did a 200 metre step out hole again to the west and intersected massive sulphides although the zone seems now to pitch out westward. The zone is open to depth and to the east.

In 2004, Globex drilled one hole through the #1 silica-copper zone. An intersection of 1.36% Cu and 26.5 g/t Ag over a core length of 7.3 metres (1.41% Cu and 0.775 oz/T Ag over 24.2 feet) at a vertical depth of 35 metres in a brecciated, high silica sulphide stringer flood zone was intersected, hosted in rhyolite. A larger width of 17.17 metres (56.3 feet) returned a grade of 0.83% Cu and 16.4 g/t Ag (0.48 oz/T Ag) over the entire mineralized breccia zone. Globex is currently studying the property as a possible source of copper-silica flux for local smelters.

Magusi River & Fabie Bay Deposits

Location. The Magusi River and Fabie Bay properties are situated on 29 contiguous claims covering lots 38 to 49 inclusive, lots 52-53 and Lot E, Range I in Hebecourt Township, Quebec and lots 29 to 42, Range 10 in Montbray Township, Quebec and totals 1,058 hectares in size. The property is accessible by an all weather gravel road which branches off of highway 101, north of Rouyn-Noranda in Dufresnoy Township and lead, directly to both deposits. The claims are roughly 50 km from the Noranda copper smelter.

Globex owns 100% interest in the claims and respective orebodies. There are no underlying royalties.

Geology. **The Fabie Bay copper deposit** is enclosed in a sequence of overturned, but relatively unformed mafic pillow lavas, breccias and tuffs.

The partially mined ore deposit is a conformable lens of massive sulphide (+ 790,000 grading 2.70% Cu plus gold and silver credits) with a strike length of 300 feet in an east-northeast direction extending down-dip at 70° for about 600 feet. The ore is composed essentially of massive, fine grained pyrrhotite (-30%) disseminated and finely banded chalcopyrite (5%) and pyrite (-30%). Sphalerite and galena are associated with oxidized zones and make up less than 1% of the sulphides.

A siliceous zone, rich in disseminated pyrite, pyrrhotite and chalcopyrite is inter-layered and broadly conformable with the massive sulphide body.

The massive phyrrhotite sections contain both finely disseminated grains and wispy, discontinuous laminations of chalcopyrite. Layers of finely interspersed fragments of non-sulphide material are inter-laminated with the sulphides; on the stratigraphic foot wall, narrow (less than 1 inch) layers of continuous massive pyrite and chalcopyrite horizons lie at the contact with the sulphides and pillow lavas. This sulphide -volcanic contact is sharp but irregular, with large chloritized pillow fragments up to 3 inches in diameter enclosed within the massive sulphides.

The siliceous zone is a broadly conformable unit interlayered with the massive sulphides along the stratigraphic hanging wall of the orebody. It is composed of quartz (70%), disseminated sulphide (20%) and carbonate (10%). pyrite predominates as the most abundant sulphide (85%), followed by chalcopyrite (10%) and lesser pyrrhotite (5%).

The copper values in the sulphide enriched portion of the siliceous zone are approximately the same as in the massive sulphides. This zone is interpreted as a sulphide-rich chert, later recrystallized during metamorphism in to a granulated quartz zone.

A broad zone of disseminated pyrite (1-10%) envelopes the ore zone and contains weakly anomalous copper and zinc. This copper and zinc geochemical halo has been traced by diamond drill holes to a vertical depth of about 1,300 feet, at which point it appears to be cut off. (Source: October 1989 Feasibility Study by Deak Resources Corporation)

The **Magusi River orebody** occurs in a series of acidic to intermediate lavas which strike about east- west and dip south at 50. These flows are intruded by bodies of diorite which are probably sills and more or less conform to stratigraphy. A few small dikes of feldspar porphyry also occur, again approximately paralleling the flows.

In the vicinity of the ore zone, the rocks are highly sheared and altered to sericite and chlorite schists with varying amounts of talc and quartz. The ore occurs in a large body of massive sulphide within this schist.

The Magusi massive sulphide lens (± 7,547,000 tons) is at least 1700 feet long and extends to a least 1300 feet below surface. The west 1000 feet of length has a maximum thickness of 115 feet with an average of about 50 feet and contains all of the ore reserves. This thick part tapers abruptly at its east end to a narrow tail averaging less than 10 feet in thickness which persists along strike for at least 700 feet.

All of the massive sulphide contains values in copper, zinc, gold and silver but only about half of it is of minable grade at today's metal prices (1989). The better values are found near the west end of the deposit and along the footwall of massive sulphide. There are some scattered disseminated sulphides in the schists adjacent to the massive sulphides but values in the disseminated sulphides are low and all ore is confined to the massive section.

In general, it would appear that better values occur along both contacts of the massive zone with somewhat lower values in the middle. At depth the massive sulphide splits into two parallel zones separated by up to 20 feet of schist. (Source: October 1989 Feasibility Study by Deak Resources Corporation modified)

Ore Resources: Calculations show three distinct ore zones within the sulphide body as listed below:

West Zinc Zone - 1,382,591 tons (including 17% dilution) grading: (Study 2000)			
0.34% Cu	6.61% Zn	0.06 oz/ton Au	1.09 oz/ton Ag

FW Copper Zone - 1,625,303 tons (including 20% dilution) grading: (Study 1992)			
2.93% Cu	0.07% Zn	0.01 oz/ton Au	1.03 oz/ton Ag

East Zinc Zone - 228,179 tons (including 20% dilution) grading: (Study 1992)			
0.28% Cu	5.28% Zn	0.02 oz/ton Au	0.35 oz/ton Ag

Within the West Zinc Zone massive sulphide intersections with significant gold and silver content form the core of the orebody but have been diluted in calculating the overall grade of the orebody as the zinc mineralization extends well beyond the higher grade gold intersections.

The following are a few of the numerous core area gold bearing sections intersected in the previous drilling of the West Zinc Zone:

- 20.0 feet grading 15.73% Zn, 0.17 oz/ton Au and 1.85 oz/ton Ag
- 15.5 feet grading 12.13% Zn, 0.16 oz/ton Au and 1.25 oz/ton Ag
- 17.1 feet grading 10.70% Zn, 0.22 oz/ton Au and 0.87 oz/ton Ag
- 20.4 feet grading 5.76% Zn, 0.26 oz/ton Au and 1.12 oz/ton Ag

Mining History. Prospecting in the Lac Duparquet area has been intermittent and sporadic, beginning in 1948. In 1948, Palenno Gold Mine drilled 21 holes on a gold prospect located one half mile north of the present property but this work apparently failed to outline any significant gold mineralization. Eight years later (1956), an -airborne EM survey by Mespi Mines failed to outline even one anomaly and in the same year Mining Corp. of Canada drilled seven holes in the area without success. From 1962-63 Mining Corp. drilled two additional holes one of which intersected the footwall schists of the Magusi deposit to within 20 feet of the massive sulphide lens. The second hole was collared 1.2 miles south of the property in Montbray Township without intersecting any mineralization. From this date, until the release of a Quebec Government sponsored INPUT survey in 1972, no work was recorded in the property area.

In 1972 a staking rush took place, predicated on the results of the then released airborne data. At that time a prospector from Noranda, Mr. F.P. Tagliamonte and his partners, Messrs. M. Labchuk and M. Arcus, two prospectors from Duparquet and Toronto respectfully staked the area south of Lac Duparquet and optioned what is now Lots 38 to 43 Range 1, Hebecourt Township, to Geophysical Engineering Ltd. This ground, in the Magusi deposit was found almost immediately, attracted the attention of the directors of New Insco Mines who tied up ground from the same vendors. As these properties were on strike of the Magusi deposit but had no airborne INPUT anomalies, a different airborne survey was proposed. Because New Insco was financially unable at that time to proceed alone, the Hebecourt Syndicate was formed to prospect these claims.

Shortly after acquisition, a Dighem survey was flown and follow-up ground EM and magnetic surveys located a weakly magnetic conductive zone on Lot 48, Range 1 (Fabie Bay Mine). The first drill hole collared to test this conductor (HE No.1) intersected 61.9' which assayed 2.96% copper. A subsequent drilling program (68 holes totalling 44,191 feet) outlined a mineralized massive sulphide (pyrrhotite, pyrite and chalcopyrite) lens estimated at 1.0 million tons averaging 2.5% copper and .25 ounce/ton silver (the deposit carries very little zinc; less than 0.07%).

The Magusi River property was later purchased by Noranda Mines Limited in 1974 while the Fabie Bay deposit was leased from the Hebecourt Syndicate in 1974. Noranda Mines, under the terms of the lease developed the Fabie Bay mine to the point of production and from 1976-77 mined a total of 103,574 tons of ore grading 2.64% copper from a small open pit and sank a production ramp to almost the bottom of the known orebody. Approximately 80 metres of ramp and 215 metres of development work are all that is required to facilitate production. In 1977, due to depressed copper markets, Noranda requested that the Syndicate agree to close the mine and extend the terms of the lease. This extension was granted, however the Fabie Bay Mine was never re-opened and eventually was returned to the Syndicate in 1987 and then optioned to Deak Resources Corporation.

The Magusi River deposit was held by Noranda until the early 1990's when it was acquired by Deak Resources Corporation which performed several feasibility studies. Both properties eventually became the property of A.J. Perron Gold Corporation and then Sikaman Gold Resources and two other associated juniors. Sikaman as well as its partners eventually went bankrupt and the claims fell open in 2002. Globex acquired 100% interest in the claims in 2002 and subsequently optioned the property to Noranda Inc.

Noranda drilled 5 deep holes to explore for a large deep orebody. They intersected uneconomic sulphides and terminated the joint venture in late 2003.

In 2004, Globex drilled one 164 metre HQ diameter drill hole through the Fabie Bay ore deposit in order to test the eastern margin of the deposit and to recover material for further metallurgical test work. The drill hole returned 3.44% Cu and 8.1% g/t Ag over 3.7 metres within a massive sulphide section made up of pyrite, pyrrhotite and chalcopyrite. Globex is studying the economics of bringing this copper deposit to production.

Mooseland Gold Deposits

Location. The Mooseland property is located approximately 70 kilometres northeast of Halifax, and about 1 kilometre south of the village of Mooseland, Nova Scotia. Access to the Mooseland property is via about 70 miles of paved highway and about 30 miles along paved road. The Mooseland property consists of 40 claims in Halifax County, Nova Scotia.

Globex holds a 100% interest in the property, which it acquired by taking over the $37,000 provincial environmental bond from Acadia Minerals Corporation in November 1996. The property is subject to a 1.5% net smelter return royalty, divided equally among three parties, namely 160880 Canada Inc., 160881 Canada Inc. and 160891 Canada Inc., all of which companies are owned by prospectors who initially sold the property.

In 2002, Globex optioned 100% interest in the property to Azure Resources Ltd. in exchange for $1.6 million in option payments, a 1% Net Smelter Royalty and a percentage of profits from bulk sampling programs. Azure assumed all of Globex's underlying royalty obligations and commenced exploration and development in 2003.

Geology. The Mooseland property is underlain by both the Goldenville and Halifax sedimentary formations of the Meguma Group. The lower southwest corner of the property is underlain by granitoids of the Musquodoboit Pluton. The Meguma group sediments are arranged about a shallow east plunging fold structures called the Mooseland-Gegogan Anticline. Fold limbs appear to dip on average from 50° to 75° either to the north or south depending on location relative to the fold axes. Locally beds may steepened to subvertical and are subhorizontal at fold hinges. A sericitic shear zone is developed at the hinge of this structure.

The anticline structure is the primary controlling feature of the property. Mineralization consists of auriferous quartz veins developed on the flanks and in the crest of this structure. Two main areas of mineralization have been identified on the property. These are termed the West and East zones, and are separated by a young northwest trending brittle structure called the Tangier River Fault. Gold mineralization is associated with quartz veining and occurs within the zone as coarse free grains and irregular masses ranging from pin-points to match-head in size. Gold grain distribution is reported to be irregular within the quartz veins. The veins in the West and East zones consist of 85% to 95% massive quartz, white to pale grey in color. The veins contain 5% to 10% wall rock inclusions and minor sulphides.

The West Zone covers a strike extent of 3,000 feet in an east-west direction. The western extent of the zone abuts against the local granite intrusive. The east end of the zone is cut off by the northwest trending Tangier Fault. A short fault block segment of the zone was found several hundred feet north of this cross-cutting fault and was mined in the Brunswick Mine during the late 1890s. Overburden is said to average five feet in depth on the West Zone, and the crest of the fold is well exposed in a trench immediately west of the highway that transects the property.

At least eleven separate quartz veins have been identified on both limbs of the fold. Gold is interpreted to occur in small shoots that plunge at 10° to 30° to the east. The individual veins average from three inches to three feet and occasionally are up to eight feet in width.

The East Zone was discovered by Acadia during a 1987 diamond drilling program. The area is covered by 50 to 100 feet of glacial drift, in the form of a drumlin. The East Zone is located approximately 1,100 feet north-northwest of the West Zone. The two zones are separated by a wide zone of multiple northwest faults. The axis of the anticline strikes 40° to 50° to the north near the crosscutting fault zone, which curves to an east-west altitude at the eastern limits of the zones. The fold appears to be tighter than at the West Zone and shows a greater degree of faulting and gouge. Developed quartz veins appear to be fewer in number, but, wider and higher in grade.

Mining History. During the period of 1860-1870, production began on the Furnace lead on the Mooseland property, a stamp mill was erected, the district was opened up to road access, several shafts were developed on the Furnace, Cummings and Specimen leads, and the Irving belt and Little North lead were discovered. In 1884, gold bearing boulders were found on the west bank of the Tangier River and the Bismark lead was discovered in 1890. The Mooseland Gold Mining Company carried out minor production until 1895. From 1896 to 1914, minor sporadic work was carried out on the Cummings lead.

From 1937 to 1938, nine diamond drill holes were completed by Compagnie Belgo-Canadien de Prospection Minière Limitée while testing a 1,200 foot strike length of the anticlinal hinge and the Irving and Cummings leads. In 1974, Stuart Avril completed a geological mapping program. From 1978 to 1981, Cuvier Mines Inc. carried out surface sampling, trenching and diamond drilling. A total of 21 drill holes for a drilled footage of 1,150 feet were completed.

In 1987, Acadia Mineral Ventures Limited ("Acadia") had an induced polarization survey conducted which covered the western mineralized zone. Acadia completed 65 diamond drill holes for a total length of 43,946 feet. Three areas of gold mineralization were recognized based on past exploration activities and the Acadia work. These were termed the Main Mooseland, North Mooseland and Otter Pond areas. Sampling in the Main Mooseland area indicated the presence of mineralization in seven separate zones. Initial drill results for the Otter Pond area were reported to be higher in grade and thicker in width than most intersections obtained in the Main Mooseland area.

By March 1988, Acadia had completed 135 drill holes totalling approximately 104,000 feet, of which 85 drill holes totalling 68,398 feet were completed on the West Zone. In 1988, Hecla Mining Company of Canada ("Hecla") in partnership with Acadia and Biron Bay Resources initiated an underground exploration program relating to the Mooseland property. Work completed by Hecla in 1989 consisted of site preparation, temporary surface plant set-up, establishment of a 24-foot concrete shaft collar, installation of a 60-foot high steel headframe and a skid-mounted double drum hoist; and shaft sinking to a depth of 410 feet. A small shaft station was established at the 160-foot level and a full station was cut at 320 feet.

A stratigraphic study re-logged 76 Acadia drill holes and refined the geological interpretation. In May 1989, while shaft sinking was in progress, Hecla suspended its work. The planned underground lateral development and bulk sampling program was not carried out. The 410-foot deep Hecla Shaft has been capped. A steel headframe is still in place as well as the portable steel building which serves as the hoist room.

In 2003, Azure drilled 6 HQ drill holes, 4 totalling 829 metres on the West Gold Zone and 2 totalling 340 metres on the East Gold Zone. This was followed by excavation of a 200 metre ramp into the West Zone and mining of a +2,000 tonne bulk sample in late 2003 and early 2004.

In 2004, Azure processed the bulk sample in a gravity circuit at the Dufferin Mill. Also in late 2004, Azure received a permit to add a flotation circuit to their mill at the Dufferin Mine. This will increase gold recoveries from approximately 60% in the gravity circuit to ±95% in the combined circuits. Globex's bulk sample will be reprocessed to fully recover the contained gold.

Nordeau East & West Deposits

Location. The Nordeau Eats & West Gold deposits are located on two claim blocks which are part of a large block of 49 claims totalling 730 hectares. The 49 claims are located in Ranges 1 and 2, southeastern Vauquelin Township, Quebec approximately 50 km east southeast of Val d'Or, NTS 32C/3. The property is easily accessible from paved highway 117. At a point, approximately 6 km south of the town of Louvicourt, an all season gravel road leads eastward to the Chimo Gold Mine and Mill as well as lumbering operations further to the east. Numerous secondary seasonal roads lead southward from this road providing access to both claim blocks.

Geology. The Nordeau gold zones occur in the Archean, Trivio Formation which consists of both sedimentary and basic volcanic units. Gold mineralization is associated with a shear corridor believed to be the eastern extension the prolific Cadillac-Larder, gold localizing, break.

In the mineralized areas, the Trivio Formation consists of a band of basic volcanics (Chimo Volcanic Unit) up to 400 metres wide which separates two sedimentary horizons composed principally of greywacke, siltstones and lesser conglomerate. A magnetite iron formation traverses both claim blocks within the northern sedimentary unit and previous calculations based upon diamond drilling have delineated approximately 90 million tons of +25% iron bearing material.

Metamorphism is within the limits of the greenschist facies but is near the amphibolite metamorphic facies. Stratigraphy trends N295°, dips are roughly 70° to the north and tops face southward. Lineations, crenulations and small folds within the shear zones, plunge, give or take, 80° to the west.

Gold mineralization occurs in shear zones within the basic volcanic unit (Chimo Volcanics), in sediments at or near the northern volcanic-sedimentary contact and in association with magnetite iron formations within the northern sedimentary unit.

The gold is associated with quartz veins of various widths and is usually in the form of free gold at both the megascopic and microscopic scale. Associate sulphide minerals are common in particular, pyrite, arsenopyrite and pyrrhotite, varying from 1% to 5% in quartz veins and from 20% to 50% in association with sections the magnetite iron of formation.

Various drill programs have delineated gold bearing quartz vein systems on both the eastern and western blocks. The most recent gold resource figures were published in 1990 by the previous owner Vauquelin Mines Ltd. and are as follows;

Nordeau East Zone:	- 178,428 tons grading 0.194 oz/ton Au probable.
	- 202,061 tons grading 0.175 oz/ton Au possible.
Nordeau West Zone:	- 110,700 tons grading 0.154 oz/ton Au probable.
	- 198,000 tons grading 0.160 oz/ton Au possible.

Total probable & possible resource: 689,259 tons @ 0.173 oz/ton Au.

Poirier Deposit and Poirier South Claims

Location. The Poirier Mine property consists of 10 claims covering 267 hectares straddling the Joutel and Poirier township line in northwest Quebec, 7 km to the west of the site of the former town of Joutel and covers the area of the former Poirier Mining Concession #516. A 100% interest in claims was purchased in 1998.The mine area is accessible from Amos (120 km south) or Matagami (80 km northeast) by paved highway 109. A road extends westward for 25 km from highway 109 passing near the mine site as it connects to the Selbaie Mine site.

History. The Poirier Mine was discovered with airborne geophysics by Rio Algom in 1959. Following three and a half years of follow up work, including ground based geophysical and geochemical surveys and an extensive diamond drilling program, a 1860 foot three compartment shaft was sunk and two levels (1000 and 1150) were developed to carry out detailed work on an ore zone indicated by surface diamond drilling.

In 1964, a decision was made to construct a mining and milling plant to process 1500 tons per day of copper and zinc ore from the Poirier property. In 1965, an agreement was reached with Joutel Copper Mines to expand the Poirier concentrator to handle up to 700 tons per day of their ore on a custom milling basis.

Commercial production started in January 1966. Over a period of nine years 4,670,000 tons of copper ore grading 2.22% copper and 748,000 tons of zinc ore grading 5.58% zinc were mined and milled to produce 94,580 tons of copper, 29,300 tons of zinc and 285,000 ounces of silver from the Poirier mine. The shaft was extended to a depth of 2849 feet in 1968 and by the closure of the mine in July 1975 some 63,000 feet of drifting on 18 levels had been completed. Cut and fill, shrinkage and blast hole stoping methods were used to extract the reserves with an estimated 60% of the production coming from cut and fill stopes.

Official reserves reported to the government at closure were 763,000 tons of copper ore at 2.20% copper and 716,500 tons of zinc ore at 10.44% zinc.

The infrastructure was dismantled and sold in late 1976. Mine archives are reported to have been burnt except for those filed with the Quebec Ministry of Energy and Resources.

Bonanza Metals Inc. (Forbex, Fieldex) acquired the property in 1986 and undertook a program of compilation and shallow drilling. Bharti Engineering Associates Inc. was hired in 1989 to prepare a pre-feasibility study which was delivered in May 1990.

Globex acquired the property in 1998 after over $20 million was spent in order to do an environmental clean up the surface of the old mine site. In 2000, Globex did several small geophysical grids and drilled two exploration near surface exploration targets.

In 2003, Globex completed the acquisition of a 100% interest in 17 adjoining claims south of the mine property totalling 575 hectares, termed the Poirier South property.

Noranda Inc. approached Globex in 2004 after flying the Poirier and Poirier South claims with the Megatem Airborne Survey Instrument which located an anomaly on Globex's Poirier South claims. An option agreement was made and a follow up ground geophysics and 2 drill holes were undertaken. Although sulphides were encountered, they were not of economic quantities and the option was allowed to lapse. Globex intends to reassess the geophysical and geological data with an eye to possible deeper drilling if warranted.

Geology-Regional. The Poirier Mine property is located within the Joutel-Poirier mining camp. The known sulphide deposits of the camp include the Poirier, Joutel Copper and Explo-Zinc zone and occur on the east side of calc-alkaline felsic volcanic sequence surrounding the Mistawack granitoid batholith. The carbonated sulphide deposits of the Agnico-Eagle and Telbel gold mines are located about 6 km to the north in what appear to be the top of the same rhyodacitic rocks which consist of argillaceous tuffs, cherts, breccias and associated rhyolites.

These rocks are cut by numerous dioritic and felsic dykes. The east-west trending, steeply dipping felsic horizons hosting the deposits strike onto and across the Poirier Mine property.

Geology-Local. The following description of the local geology is an excerpt from a report titled "Mine de Poirier Rio Algom" written in 1974 of 1975 by Rio Algom personnel."The rock sequence on the Poirier property starts at the north with granite and moves south through rhyolite then dacite and finally down to porphyritic rhyolites towards the south of the property. This rock sequence strikes approximately east-west and dips about 75 degrees to the south. Although a large gabbro dyke cuts the property in a north easterly direction, the most important dyke on the property is a large northwest trending complex feldspar dyke which is epidote rich in the centre and siliceous at the edges and which separates the East and Main Zones from the West Zone.

Three types of ore occur: chalcopyrite rich zones of chlorite in the central (main) zone; sphalerite rich massive pyrrhotite and pyrite with some chlorite in the central (main) and West Zones with the same massive sulphides containing copper rich mineralization in the West Zone; and chalcopyrite rich zones in a mineralized cherty dacite formation in the lower zones of the mine.

The copper and zinc zones are fairly distinct from each other although they carry a little copper and zinc respectively. The ore occurs toward the contact of the dacite volcanic pile with the footwall rhyolite in folded and sheared beds of chlorite. These chlorite beds are thought to have been originally fine tuffs that were selectively and almost completely chloritized.

The mineralized zones at Poirier are volcanogenic lenses of massive sulphides enriched in copper and/or zinc with typical zoning of metal concentrations due to the hydrothermal mineral deposition."

Ore Reserves. The original mine records are reported lost or burnt and no core from the mine is available. The records used to calculate the mineral reserve estimation of the West (copper and zinc) and Q (zinc) Zones were reconstructed from microfilms of sections and logs deposited in the archives at the Ministry of Mines and Resources by Rio Algom before closure.

About 30% of the original drill logs have been located and another 30% reconstructed from information visible on drafted drill sections. The reserves were largely developed by Rio Algom and a significant percentage of the ore is located in pillars adjacent to stopes. The major zinc lenses of the Q Zone were partially developed prior to shutdown but no mining was carried out. The Q Zone zinc lenses occur as two and occasionally three en-echelon lenses plunging to the east at 60-70 degrees and dipping to the south at 75 degrees. Lense separation varies from a few feet up to 50 feet, widths vary up to 100 feet over typical strike lengths of 100 to 200 feet. Vertical continuity and continuity from section to section is difficult to establish because of the intense folding even with closely spaced drilling (50 foot centres).

A mineral inventory was calculated for the West and Q Zone using reconstructed cross sections on 50 foot spacing. Polygons were created on the cross sections using the bisectrices of between adjacent drill holes, geological contacts and assay cut-offs. Each polygon was assigned a tonnage based on the area of the polygon multiplied by the distance between sections (50 ft.) and the assumed density of the rock (8.4 cu. ft. per ton for massive sulphides).

An undiluted mineral inventory was calculated for the West and Q Zones grading 1.24% Cu and 8.77% Zn and totalled 1,400,863 tons. In addition to the mineral inventory shown on Table I, some 300,000 tons at 8.06% Zn are contained in the East Lens and 534,000 tons at 2.5% Cu in the Main Lens. Gold values were not recorded but previous production indicated a grade of over 0.05 oz per ton gold.

From an exploration point of view, the property has excellent potential to depth as there has been little or no exploration below the 2500 foot level. Similarly, more drilling is needed above the 850 foot level and about known ore shoots. Previous exploration was directed principally at outlining copper ore and zinc bodies were not a priority. Gold was not systematically analysed for.

Ramp Deposit (Source: Gesplaur Report 1997)

Location. The Ramp property is located 19 kilometres north northeast of the town of Matheson, Ontario. It consists of 66 claims and 20 mining leases, parcels and patents totalling 1,701 hectares situated in northwest Beatty Township, southwest Coulson Township and southeast Wilkie Township, Larder Lake Mining Division and is owned 100% by Globex subject to a 1½ Net Smelter Royalty held by Géoconseils Jack Stoch Ltée and Jack Stoch. The property is connected by Beatty Township road #6 to highway 101 which passes 8 km to the south.

History. Work was initiated on the property in 1915 when gold was discovered on the Beatty Township claims. Between 1917 and 1919 Hill Gold and Premier Gold Mining sunk a 62 metre shaft and did 113 metres of lateral development of the Shaft Vein. A mill test on a 25 ton sample produced 30 ounces of gold.

Between 1940 and 1946, Argyll Gold Mines dewatered the old shaft and did detailed sampling of the Shaft Vein. This was accompanied by 6,575 metres of diamond drilling on the Beatty Township claims and resulted in the discovery of 7 gold bearing veins structures. Subsequently, Sylvanite drilled 1,487 metres in 1947 and outlined several high grade gold veins of significant width.

In 1960, Rio Rupinini Mines drilled 439 metres in 6 holes approximately 270 metres southeast of the shaft. This work was the first to intersect the 5 Zone. Lake Osu Mines subsequently did 2,061 metres in 17 drill holes.

In 1973, the property was sold to a numbered company which became Maude Lake Gold Mines Limited.

In 1981, Maude drilled 1,053 metres in 17 holes along the 5 Zone. Interpretation of the results at the time indicated a 40 to 120 foot wide gold bearing structure which was at least 500 feet long and 200 feet deep with geological reserves of 201,000 tons grading 0.09 oz/ton Au. Subsequently Maude dewatered the Argyell Shaft and did detailed sampling on the 30 and 60 metre levels. A further 1,540 metres was drilled in 11 holes on the Shaft and #2 Veins outlining a geological reserve of 75,750 tons grading 0.23 oz/ton gold.

In 1982, Maude stripped, mapped, channel sampled and performed 1,473 metres of closely spaced percussion holes in 78 drill holes on the 5 Zone. Additionally, 49 vertical holes totalling 1,568 metres were drilled to the 30 metre level east of the stripped area. The results indicated a potential reserve of 216,264 tons grading 0.146 oz/ton to the 55 metres level.

In the Vein area about 270 metres northwest of the 5 Zone, the Shaft and #2 Veins were stripped channel sampled and drilled (233 metres). A composite bulk sample along a length of 250 feet (76.2 metres) of #2 Vein returned 0.22 oz/ton gold across on average width of 3.5 feet (l.07 metres). In addition, the length of the veins were extended to 1260 feet (384 metres) and 2 new vein structures were discovered.

During 1993, Maude stripped the 5 Zone and mapped, channel sampled and bulk sampled it. A 1,000 ton sample was sent to the Horne Smelter.

Detail drilling on the 5 Zone was undertaken in 1984 to test the zone to the 350 foot (107 metres) level and to explore beneath and increase ore reserves. 36 drill holes totalling 5,767 metres were undertaken at 30 metres centers testing down to the 350 foot (107 metres) level increasing the 5 Zone undiluted reserve estimate to 448,040 tons grading 0.205 oz/ton Au. Also, several outside targets were tested including the Field Zone (0.33 oz/ton Au over 3 feet or 0.18 oz/ton Au over 7 feet and 0.10 oz/ton Au over 4 feet).

In 1985, the entire exposed 5 Zone was bulk sampled for detailed metallurgical testing and mill flow sheet development. Deep drilling under the 5 Zone was also undertaken. A 15 foot (4.6 metres) mining bench of most of the 5 Zones was drilled, blasted and crushed. The fully diluted sample graded 0.13 oz/ton Au (+6,000 tons) and metallurgical test work at Lakefield Research indicated gold extraction of a least 92.6% from a typical Porcupine Gold camp type float/cyanide mill.

Deep drilling (10 holes totalling 3,593 metres) showed that the 5 Zone continued to depth. The best intersections were 0.31 oz/ton Au over 12 feet at the 1,050 foot (320 metres) level, 0.523 oz/ton Au over 26.5 feet (8.08 metres) or 0.23 oz/ton Au over 68.5 feet (20.88 metres) at the 1,200 foot (366 metres) level and 0.30 oz/ton Au over 7 feet (2.13 metres) at the 1,250 foot (381 metres) level. Preliminary grade X thickness estimates indicated a potential for approximately 1 million tons grading in the 0.20 oz/ton range for the 5 Zone to the 1,300 foot (396 metres) level.

Outside exploration included a reverse circulation drill program, IP surveys and diamond drilling of 2,714 metres in 15 holes.

During 1986, Maude completed geophysical exploration surveys and drilled 7 holes totalling 1,145 metres on outside claims.

In December 1986, Freeport- McMoran Gold Company entered into a joint venture with Maude to develop the 5 Zone. 11 holes were drilled below the 5 Zone but only 6 succeed in reaching the targets areas. Results included 0.15 oz/ton Au over 52 feet (15.8 metres) including 0.30 oz/ton Au over 18 feet (5.5 metres) at the 700 foot (213 metres) level and 0.39 oz/ton Au over 7 feet (2.1 metres) at the 1,600 foot (488 metres) level. The contract requirement for Freeport to sink a 1,500 feet (457 metres) shaft caused Freeport to withdraw from the joint venture.

In October 1987, Equinox Resources Limited joint ventured the property and by December 1987 started the portal for a ramp on the 5 Zone. In total the following underground work was undertaken; 956.7 metres of decline and muck bays, 1,008 metres of cross-cuts and drifts, 207.9 metres of raises and ventilation and 4,800 metres of underground AX diamond drilling. A mining reserve of 175,000 tons grading 0.184 oz/ton to the 140 metres level was established on part of the 5 Zone. Several new high grade gold zones and veins were also discovered within or near the underground workings.

In 1989, 9 drill holes totalling 1,831 metres were completed on outside claims.

In 1993, 8 drill holes totalling 2,418 metres were drilled in and around the 5 Zone to test the high grade veins found in the 1988 underground program, to test the "Ramp Vein" found in the decline openings and to test the deeper eastern and western extensions of the 04 and 02 gold structures of the 5 Zone. The drill results indicated that the high grade discoveries in the 1988 underground program were from part of the Ramp Vein. Further it was shown that deep economic potential exists in the 01 Zone of the western part in the 5 Zone (0.572 oz/ton Au over 4 feet (1.2 metres) and in the deep portion of the 04 and 02 zones of the 5 Zone.

Lastly, a new highly altered sheared and gold mineralized zone was found north of the known 5 Zone structures (0.053 oz/ton over 46 feet (14 metres) including 0.23 oz/ton over 3 feet (0.9 metre). All targets intersected in the 1993 program remained open along strike and to depth.

In January 1994, Robert A. Bennett was engaged to perform a property compilation and ore reserve. Mr. Bennett calculated a proven, probable, possible and drill indicated reserve to the 220 metre level of 510,116 tons grading 0.248 oz/ton and a deep reserve of 283,358 tons grading 0.22 oz/t for a total Geological Ore Reserve in all categories of 793,474 tons grading 0.235 oz/t (189,189 contained ounces). He also proposed a $2.1 million feasibility study, the bulk of which would be made up of 850 metres of underground drifting, 250 metres of underground raising, 5,000 metres diamond drilling and a 3,000 ton bulk test.

In 1996, McWatters drilled 7,450.2 metres in 33 holes principally on the Ramp Vein and 4 Zone structures. The drill program intersected numerous economic gold values including 6.24gm/3.3 m, 8.98gm/8.1m, 7.78gm/5.7m, 22gm/1.5m, 8.77gm/3m, 11.46gm/3.4m, 8.65gm/3.8m, etc. (Note widths have not been adjusted to true width).

Lastly, in 1999 McWatters drilled 783 metres in 4 holes on the Ramp Vein. The program had as an objective to find extensions of the 04 Zone and new zones south of the known deposit. The holes spotted to test the extensions of the 04 Zone were dyked out by diabase while one hole 99-03 intersected 16gm/t Au over 1.4m in a silicified, mineralized breccia in a previously unexplored area south of the Ramp Vein area. Further drilling was recommended on all zones.

In August 2001, 100% interest in the property was acquired by Globex Mining Enterprises Inc. In late 2003, Globex entered into an option agreement with Vedron Gold Corp. whereby Vedron can earn a 50% interest in the property by making payments totalling CDN$750,000 over 4 years, issuing 2.5 million shares to Globex and performing CDN$8 million in work. They also have the right to purchase an additional 50% interest in the ½ claims which contains the known resource to a depth of 1200 feet for an additional CDN$4.5 million.

In 2004, Vedron drilled 11 holes on the Ramp Property, 3 holes were lost and one hole returned diabase for its entire length. Most of the holes were drilled south of the gold deposit to follow up on isolated high grade gold intersections. The best intersection in this new drilling was 15.1 g/t Au over 1 metre. More drilling is planned in early 2005.

Regional Geology. The Ramp Vein Property lies within the Archean aged Abitibi Greenstone Belt in the Superior Province of the Canadian Shield. This belt is approximately 800 by 250 kilometres in dimension and hosts a large number of world-class gold camps. The belt is truncated to the southeast by the Proterozoic Grenville Province and to the west by the Kapuskasing Structure.

The lithologies within the Abitibi belt are dominated by various volcanic formations and their derived sediments which have been folded and intruded by batholiths of granitic composition. The lavas are predominantly tholeiitic basalts with lesser komatiitic-tholeiitic, calc-a1kaline andesites to rhyolites. Syn-volcanic intrusives include peridotite and gabbro, as well as syenite and felsic porphyries. The volcano-sedimentary successions within the belt have been divided into four mega-cycles.

The Ramp Vein Property occurs near the base of the third mega-cycle, in the Stoughton-Roquemaure Group. Other gold deposits of this type/age of Formation include: the Dome, Pamour, Hollinger, MacIntyre and Hoyle Pond mines in the Porcupine camp; the Ross, Holt-McDonnet and Harker-Holloway mines in the Matheson camp; the Kerr-Addison mine in the Larder Lake camp; as well as most of the Cadillac-Malartic-Val d'Or gold mines.

Property Geology. The formation underlying the property is the Stoughton-Roquemaure Group komatiitic and tholeiitic basalts separated at their contact by a pyritic cherty tuff. Those rocks are cut by north-striking Matachewan and northeast-striking Keweenawan diabases. Lesser quartz-feldspar porphyries also intrude the basaltic rocks.

The property lies just north of the Porcupine-Destor deformation corridor and at least four west to northwest striking subsidiary gold-bearing or gold-associated faults, including the Pipestone-Munro, cut within or near the property. It should be noted that the 5 Zone, #2 Vein and Shaft Vein, are associated with the Pipestone fault, a well-defined structure dipping steeply to the north.

The sequence oflitho-geological events that took place on the Ramp Vein property is as follows: eruption of pillowed basalt (Stoughton-Roquemaure Group); pause in volcanism when a thin massive pyrite bed is deposited from an underwater fumarole before chert takes precedence; a komatiitic flow is then deposited along with more pillowed basalt; bulging and cracking occurs as a magmatic chamber is intruding the lower basalts; carbonate and quartz start filling the cracks, along with gold mineralization; the ultimate expression of the magmatic chamber being emplaced is most certainly the presence of the porphyry dykes that can also carry gold, where they cross-cut previously mineralized zones.

Economic Geology. The 5 Zone is defined as a network of quartz-ankerite-chlorite-sericite-fuchsite, and possibly tourmaline, veins contained in an east-west striking, 70^0 south dipping shear system. This system is closely associated with the Pipestone shear system which strikes 30^0, thus forming a sharp 30^0 angle with the 5 Zone. Also, the Pipestone dips approximately 80^0 to the north while the ore shoots within the 5 Zone extend vertically.

The favourable quartz veins have a smoky to grey-black color and they occur in both the altered hydrothermal shear zones and as leads and horsetails in rather fresh lava. Introduction of the vein system has created a very strong alteration halo: near the veins, the pillowed basalts have taken a grey color and the primary lava features have been completely obliterated. As we move away from the veins, the alteration is weaker and gives the rock a tan-yellow color; primary lava features are still visible.

Sulphides included are pyrite (2-15%), minor pyrrhotite, sphalerite, galena and rare chalcopyrite and arsenopyrite.

The Shaft, #2 and Ramp Veins are isolated, northeast-striking and near vertically dipping single-fracture structures, associated with the east-west shear zones and often carrying high-grade gold mineralization. The ore shoots of those veins are believed to plunge 60°-70° to the northeast.

Native gold typically occurs as very fine free particles adjacent to or within pyrite grains. The quantity of gold appears to be directly proportional to favourable quartz veins and finely crystallized pyrite contents.

Reserves. Robert A. Bennett in a 1994 Compilation Property Report estimates the reserves/resources on the Ramp Vein property to be standing at 737,929 metric tonnes at 8.06 g/tonne. They have been divided in three groups which are:

TABLE OF RESERVES & RESOURCES			
	Tonnage (metric tonnes)	**Grade (g/t)**	**Gold (ounces)**
Stockpiled (subsequently removed)	18,090	3.6	2,095
+ 200 metres elevation reserves			
5 Zones	280,034	6.66	59,928
Ramp Vein	116,046	12.86	47,995
#2 Vein	38,960	9.8	12,273
Shaft Vein	27,737	7.16	6,386
Total above 200 m	462,777	8.51	126,582
Deep resources, below the -200 metres elevation			
All deep resources	257,062	7.61	62,906
TOTAL	737,929	8.06	191,583

Those reserves/resources were calculated using 1:250 longitudinal sections. A combined total of 256 ore blocks have been outlined on the seven longitudinals. Since only four blocks showed values higher than 31.1 g/t, all assays have been taken at face value.

The minimum true width used was 1.2 metre, with dilution calculated at nil. The specific gravity used was 3.0 short tons per cubic metre. The cut-off grades used were 2.74 g/t for outside blocks and 1.71 g/t for inside blocks, i.e. those surrounded by blocks grading more than 2.74 g/t.

The above numbers include all categories, namely proven, probable and possible (including drill indicated). The proven and probable, totalling 172,899 tonnes grading 10.12 g/t, are directly accessible from the actual underground workings.

Russian Kid Gold Deposit

Location. The deposit is located on Lots 4 to 8 Range 7 and Lots 3 to 8 Range 8, Dasserat Township, Quebec.

The 100% owned property is made up of 11 claim fractions which completely cover former mining lease 710 and total 83.3 hectares in area.

Geology. The property is underlain principally by Archean rock units. The Keewatin volcanics strike roughly east-west, dip generally steeply to the south and are located on the north limb of the Dasserat Syncline. Many of the volcanic units are cut by various types of intrusive rocks.

The gold mineralization on the Russian Kid property occurs principally in quartz and quartz-pyrite veins in a shear zone which cuts across a "quartz diorite". The quartz diorite outcrops intermittently along a ENE-WSW distance of approximately 7 miles and a width of 2,000 feet.

The massive "quartz diorite" in the mineralized area varies in composition from granodiorite to quartz gabbro. The unit tends to more acid to the south and was basic to the north. Grain textures and colours vary within the quartz diorite but generally changes occur gradually.

Thin section studies have indicated two broad ranges of rock composition, granitic and mafic (diorite-gabbro). The more granitic phases are highly altered with sericite. The more mafic phases are variable altered principally by chlorite and to a lesser extent by epidote. Sulfurisation is more prevalent in the more mafic phases probably due to the injection of hydrothermal solutions rich in sulfur.

The emplacement of the gold bearing quartz veins is structurally controlled. Without the fracture of the quartz-diorite, the hydrothermal solutions would not have had the passage ways that resulted in the emplacement of the gold deposit.

The McDowell vein is thought to represent the principal fracture zone with a complex of subsidiary fractures on either side of the principal fracture.

Numerous other fracture zones traverse the main fracture zone. Displacements are generally small but can reach up to 100 feet in some cases.

The Russian Kid Gold Deposit consists of a series of narrow quartz-pyrite veins or quartz with semi massive pyrite bands in diorite which have been followed for approximately 4,000 feet (1,200 metres) of strike length and to a maximum depth of 1,600 feet (488 metres). Numerous tonnage and grade calculations were performed between 1967 and 1984, the last being by Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL-TECSULT) which indicated the following resource in a feasibility study dated March 4, 1984:

Proven:	62,365 tons grading 0.16 oz/ton Au
Probable:	370,507 tons grading 0.20 oz/ton Au
Possible:	691,660 tons grading 0.28 oz/ton Au
Total:	1,124,532 tons grading 0.247 oz/ton Au

An additional 200,000 tons of geological resource is indicated in what is known as the Talus Vein.

The resource figure is based on surface diamond drilling (approximately 70,000 feet), underground drilling, underground channel sampling and bulk sampling.

Much of the resource is accessible from a pre-existing ramp, as well as drifts and raises which reach to a vertical depth of 425 feet. The ramp is accessible via an all season gravel road which connects with paved highway 117 (Northern Trans Canada) approximately 10 miles to the south.

Resource Calculation Parameters (per 1984 TECSULT Report)

Note: The resource calculation may not meet Policy NI 43-101 standards. The parameters used to defined the resource are outlined below.

Proven tonnage: Mineralization opened up by one or more underground workings which show continuity along the mineralized structure, channel sampled underground or confirmed by at least 2 drill holes. Ore was extended 25 feet on each side of the underground opening. Only gold zones confirmed exclusively by underground sampling are included.

Probable tonnage: Mineralization sampled by a diamond drill hole along a known gold bearing structure or within 25 to 50 feet of an underground opening.

Possible tonnage: Mineralization contiguous to proven and probable mineralization but which has not been subject to systematic sampling.

Tonnages were calculated on vertical sections at 100 foot spacing. The area of influence of each section was 50 feet on either side. No intersections with values lower than 0.10 oz/ton Au were included in the calculation. Separate tonnage calculations were performed on each mineralized vein. All gold values over 1 oz/ton Au were cut to 1 oz/ton Au. Analysis from underground channel sampling was given greater weight in the tonnage calculations than diamond drill holes.

Tests to determine gold recovery have shown that recoveries of between 94% and 96% are achievable.

Drilling has indicated that the property may have significant potential below the underground workings. Examples of the deeper, widely spaced drill holes are listed below:

NB-04	0.61 oz/ton over 4 feet	675 foot level
67-6	0.13 oz/ton over 4.7 feet and 0.13 oz/ton over 5.6 feet	750 foot level
NB-05	0.58 oz/ton over 4 feet	775 foot level
NB-02	0.62 oz/ton over 4 feet and 0.16 oz/ton over 5.1 feet	850 foot level
NB-19	0.29 oz/ton over 3.5 feet	1,000 foot level

A vertical drill hole to the 1,564 foot level intersected gold values up to 0.58 oz/ton over short widths indicating that the potential exists to increase tonnage both to depth and along strike well below the drill defined resource.

Mining History. The property was discovered in October of 1924 by A.W. Balzimer and Mike Mitto who performed surface exploration and trenching following the discovery of gold on surface.

In 1934 to 1935, the first diamond drilling was carried out by Sylvanite Mines for a total of 3,646 feet. This was followed in 1945 by Erie Canadian Mines which drilled 10 drill holes.

Bordulac Mines became the next owner and between November 1946 and September 1947 completed 13,802 feet of diamond drilling which internal correspondence indicates had poor core recoveries said not to surpass 70%. Also in 1946, Hans Landbery delineated the diorite sill utilizing electromagnetic and magnetic surveys. H.S. Scott mapped the property and published a geological report.

In 1948 and 1949, another 7,300 feet of drilling was undertaken. In addition, a two compartment shaft was sunk to a depth of 150 feet, from which 1,010 feet of development work was completed principally on the Talus Vein. 2,100 feet of underground drilling was performed which lead to the discovery of the McDowell Vein. As a consequence, the shaft was extended to 320 feet and 1,620 feet of galleries were developed principally on the 300 foot level in the McDowell Vein. Work was suspended in 1952.

During 1956 and 1957, electromagnetic surveys were completed east of the known mineralization.

Between 1961 and 1963, 25,099 feet was drilled in 30 drill holes under the direction of C.W. Archibald to verify the depth potential of the gold veins. A further 6,937 feet was drilled in 1967 to check certain targets close to surface.

Gold Hawk Exploration optioned the property in 1969 and drilled 10 holes. They purchased the property in 1972 and constructed a new access road to the property. They also undertook an underground sampling program on the 300 foot level.

In 1972, Somed Mines optioned the property and after clearing 3 acres started a ramp on the original Russian Kid discovery. The ramp reached a length of 460 feet. In addition, Somed also did a reserve study.

In1978, El Coco optioned the property and upgraded the access road to a year round gravel road. They installed infrastructure at the site including a machine shop, compressors and generators. A complete environmental study was undertaken by Beak in 1980. This was followed by the emplacement of surface infrastructure and further studies required to acquire a mining lease including metallurgical studies which showed excellent gold recoveries. Between 1979 and 1981 the ramp was extended to a total length of 2,672 feet and a vertical depth of 425 feet. In addition, 1,490 feet of galleries were excavated on the 150 foot level, 662 feet on the 300 foot level and 660 feet on the 425 foot level. Also on the 300 foot level, 6 shrinkage stopes were opened up. This work was completed in January 1982 at the same time as a significant fall in the price of gold.

A total of 9,366 tons of material was sent to the Belmoral Mill in Val d'Or for test work.

In 1983 Métalor in joint venture with El Coco explored the property. A total of 30 surface holes totalling 17,856 feet were completed. In addition, 24 underground holes totalling 5,360 feet were done as was the following development work: 614 feet of raises, 1,844.5 feet of drifts and galleries and 100 feet of ramp.

The work was distributed as follows:

Level 150	Raises	150	feet
Level 300	Drifts	323	feet
	Gallerie	360	feet
	Raises	150	feet
Level 425	Drifts	777.5	feet
	Gallerie	384	feet
	Raises	314	feet
	Ramp	100	feet
Total development work		2,558.5	feet

In March 1984, Asselin, Benoit, Boucher, Ducharme, Lapointe, Inc. (ABBDL - TECSULT) completed a feasibility study on the property.

The study concludes the property has a total resource of 1,124,532 tons grading 0.247 oz/ton Au.

An additional 200,000 tons in the Talus vein were classed as a geological resource.

In 1985, Dassen Gold Resources Ltd. acquired 90% interest in the property (Consolidated Gold Hawk Resource Inc. 10 %) and between November and December 1985 performed 13,434 feet of drilling in order to investigate possible extensions of the gold-bearing horizons outlined in previous drilling.

No further work was undertaken after 1986. Dassen Gold Resources ltd. eventually went into legal conflict with its lenders and was sued. Dassen went bankrupt on January 25, 2000 and KPMG Inc. was appointed receiver at the request of the Royal Bank of Canada, the petitioner.

In late April 2003, Globex Mining Enterprises Inc. purchased 100% interest from the receiver KPMG Inc. Dasserat Resources Inc., quickly optioned the property and paid Globex monthly option payments while trying to arrange financing. In March 2004, Globex terminated the option due to Dasserat's inability to commence exploration or development work on the claims.

Timmins Magnesite-Talc Deposit

Location. The property consist of 17 patented surface rights claims and 19 mineral claims situated in the south half of Deloro Township, Porcupine Mining District, 13 km southeast of the City of Timmins, Ontario. Access is via Pine Street in Timmins which extends southward into northern Ogden Township. A gravel bush road trends eastward from Ogden Township just below the township line (Odgen - Montjoy) into Adams Township. After the road crosses the regional power line, a branch trends northward directly across the centre of the property in Deloro Township.

Geology and Metallurgy. The area is underlain by Archean intrusive and extrusive units and sediments including large masses of altered ultramafic (serpentinized peridotites) and at least one east-west diabase dyke. Strikes are generally east-west, dips near vertical or steeply to the north. The magnesite-talc-quartz rock unit is exposed on surface as large areas of outcrop 10 to 20 feet above a sand plain floor. The property contains a large body of magnesite, talc and quartz reported to be in the order of +100,000,000 million tonnes in the limited area previously tested by widely spaced drill holes. The potential orebody is made up of roughly 54% magnesite ($MgCO_3$), 27% talc and 16% quartz with 3% accessory iron oxides. Pilot plant flotation tests indicate that 65-70% of the magnesite can be recovered in a flotation concentrate which is 99% acid soluble. Iron has replaced some magnesia in the crystal lattice of the magnesite resulting in a high iron product. The iron can be removed by chemical processes.

The carbonate concentrate is calcined to produce caustic calcined magnesia having the following chemical properties:

Magnesia (MgO)	92.5%
Iron Oxide (Fe_2O_3)	6.0%
Silica (SiO_2)	1.0%
Lime (CaO)	0.1%
Miscellaneous	0.4%

Extensive bench pilot research has confirmed that the iron in the caustic calcined MgO can be reduced from 6.0% to 0.4% (Fe_2O_3) or lower, by a simple chlorine roast. The chlorine roast will remove the iron as volatilized ferric chloride ($FeCl_3$) itself a saleable chemical by-product used in water purification.

The analysis of the low iron product is:

Magnesia (MgO)	98.3%
Iron Oxide (Fe_2O_3)	0.4%
Silica (SiO_2)	0.8%
Lime (CaO)	0.1%
Miscellaneous	0.4%

Talc is recovered as a first stage in the flotation process, and after cleaning and re-cleaning in additional flotation cells, is dried and processed by fine grinding to produce a high purity, fibre free, low arsenic talc, suitable for the paper, paint and cosmetic industries. The 30-35% of the magnesite lost to tailings in the second stage of the flotation process can be chemically recovered by dissolving in hydrochloric acid and burning the $MgCl_2$ to produce high purity magnesia (MgO).

Testing has indicated that the tailing from the flotation make an excellent feed which will produce a high purity product (99% MgO) with iron and calcium each less than 0.1%.

Also, the quartz in the rock can be recovered in the flotation process and possibly sold as Flux to local smelters.

In October 2001, Globex received a Scoping Study prepared by the international engineering firm Hatch which proposed Globex proceed with a bankable feasibility study in order to study and document a proposed CDN$1.5 billion mine-mill-smelter complex proposal.

In 2002 and 2003, Globex drilled 4 crossectional holes across the magnesite deposit. In 2004, 100 core samples representing a complete cross section of the magnesite deposit were sent for whole rock and QemSCAN analysis at SGS's Lakefield, Ontario laboratory.

Wood Deposit

Location. The Wood Mine property is located 50 kilometres east of the city of Rouyn-Noranda, Quebec, and 3 kilometres east of the village of Cadillac, Quebec. The property is 184 hectares in size and consists of eight contiguous, unpatented mining claims. The property straddles paved provincial highway 117 and is reached by driving 1.5 miles east of the village of Cadillac, Quebec.

Globex has a 50% ownership right in the property and is project manager.

Geology. The property is located on a southern flank of the Cadillac Syncline. The main lithologies are Archean in age and are arranged as a subvertical to steep south dipping, overturned homocline which strikes approximately east-west. These lithologies, from north to south, consist of and minor bands of lean magnetite iron formations of the Cadillac Group, mafic and felsic volcanics of the Piche Group and of the Pontiac Group. An east-west trending, narrow, 15 to 50 metre thick subvertical band of carbonate-talc-chlorite schists cuts through the Piche and Cadillac groups at a low angle. This is historically referred to as the Cadillac Break, a shear structure of crustal proportions.

Gold mineralization associated with the Cadillac Break structure occurs in three separate forms: (i) narrow, shallow south dipping quartz-tourmaline-sulfide-scheelite-native gold veins which are typically 2 to 20 centimetres in thickness and occur as stacked sets adjacent to the Cadillac Break, mainly in Piche Group volcanics; (ii) lenticular sulphide zones, 0.1 to 1.5 metre thick, consisting of 1% to 30% pyrite and subvertical quartz veining developed at either or both margins of a series of three or four banded magnetic iron formation units; and (iii) biotitic silicification zones hosting 1% to 20% disseminated sulphides and locally up to 10% tourmaline.

Currently there are two main areas of gold mineralization recognized on the property. The "W" Zone (Wood Zone) consists of a series of stacked sulfide ore and quartz-tourmaline vein zones which are developed in the area of the Wood Shaft, to depth and on strike to areas which have previously been mined. The "P" Zone (Pandora Zone) consists of silicified, biotitic sediments and a mafic tuff. The "P" Zone straddles the property's eastern boundary with the former Pandora Mine and resembles zones which have been investigated on the Pandora and Tonawanda properties to the east.

Mining History. The Wood Mine property was originally acquired around 1927. Three drill holes were completed under option by Canadian Enterprises, Limited in 1934. Wood-Cadillac diamond drilled during 1936 and put down a three-compartment shaft to 522 feet in 1937. From 1937 to 1938, lateral work was carried out on the 250, 375 and 500 foot levels. Several ore bodies were developed. A 200 ton-per-day mill was built in 1939.

In 1941, a 500 foot deep winze was sunk from the 500 foot level in an area 400 feet west of the shaft, with lateral work carried out on the 625, 750 and 875 foot levels and a station cut at 1,000 feet. This lower level development of ore did not come on stream soon enough to feed the mill at capacity, forcing mine closure in 1942. Total production from the upper three levels was reported to be 27,213 ounces of gold and 4,519 ounces of silver from 179,400 tons of milled ore. In 1942, 431 pounds of hand cobbed scheelite grading 20.05% WO_3 was also shipped.

During 1945, Central Cadillac Mines, Limited completed rehabilitation on both the Wood Mine property and the nearby Central Cadillac Mine. In 1946, underground work began again and the two mines were linked. Capacity of the Wood mill was increased to 350 tons per day and milling resumed in 1947. The Wood shaft was deepened to 875 feet in 1948. Milling stopped in 1949 due to lagging ore development and drops in grades. Production from the consolidated properties for the 1947-1949 period was reported to be 32,479 ounces gold and 4,167 ounces silver from 257,254 milled tons.

The consolidated property lay idle until 1965, when 5 drill holes were completed on an area east of the Wood Shaft. In 1969, Gold Hawk Exploration Limited drilled 8 holes for a total length of 5,522 feet, testing a 700 foot strike length of mineralization located 700 feet east of the shaft. In 1973, Hawk Mines Limited drilled between the Wood Shaft and the west boundary. In 1975, the property was optioned by Gallant Gold Mines Limited which later conducted diamond drilling totalling some 2,000 metres and a very low frequency electromagnetic surveying program.

During 1984, La Compagnie de Gestion Minière Louvicourt Ltée completed 19 drill holes totalling 4,930 metres in the areas of the Wood Shaft (W Zone) and eastern boundary (P Zone). These claims lapsed and were re-staked in 1995. Amblin Resources Inc. drilled nine widely spaced holes in 1997, eight of which encountered visible gold. However, the option was terminated due to a lack of funds. Globex has managed convert its back in right into an ownership right through negotiations with the underlying prospector group.

As for the current state of the property, the Wood Shaft is capped and the head frame and buildings have been removed. The discovery by Agnico-Eagle of a significant gold deposit approximately 4km to the East on the same stratagraphic horizon which traverses the Wood property has increased the importance and economic potential of the property.

In late 2004, Globex signed a joint venture agreement with Queenston Mining Inc. whereby Globex and Queenston combined Globex's Wood property and the western half of Queenston's Pandora property in order to unitize the claim blocks and thus provide a better property base for both companies.

Deep drilling under the management of Globex started in November, 2004 to test for possible gold mineralization similar to Agnico Eagle's Lapa discovery which is located immediately to the east of the Pandora property.

Less Significant Properties with Past Production or Drilled Mineralized Zones

Parbec Deposit

Location. The Parbec property consists of 7 claims totalling 220 hectares situated on lots 9 to 15 inclusive of range 2 Malartic Township, Quebec approximately 3 km northwest of the town of Malartic.

History. The property under discussion has undergone a varied work history, dating back to the early part of the century, which in part parallels the history of gold exploration within the Malartic Gold Belt of Northwestern Quebec. The **WORK HISTORY** is summarized below.

Company (Year)	Comments and / or Results
Prospector J. Knox (1926 - 1934)	Several trenches were excavated on the southern half of lots 11 - 14.
Read-Authier Mines / Ascot Gold Mines (1934 - 1936)	Limited program of drilling was completed to test surface showings. No information is available.
Partanen- Malartic Gold Mines (1936 - 1938)	Partanen Malartic Gold Mines was formed by J. Partanen and Associates. Several drill holes completed in the Camp Zone Area intersected interesting gold values. No correlations were made. Extensive Magnetic geophysical survey over the entire property outlined several targets in the northern area of the property. Subsequent diamond drilling did not intersect any values. A total of 51 drill holes were completed.

Parbec Malartic Gold Mines (1944 - 1953)	Parbec Malartic Gold Mines acquired the property from Partanen Malartic Gold Mines in 1944. 15 Diamond drill holes were completed in the Camp Zone Area on lot 11 during 1944 - 1945. A shaft was started on lot 11 to investigate gold mineralization identified by drilling and was sunk to 50 feet. Operations were suspended in 1946 due to financial difficulties.
Parbec Mines Limited (1955 - 1956)	A detailed magnetometer survey was completed followed by limited diamond drilling of the geophysical anomalies.
Hydra Explorations Ltd. (1972)	Eight drill holes (3,810 feet) in lots 12 and 13 in the Discovery Zone Area. The best intersection of .25 ounce Au per Ton over 10.0 feet was within an altered porphyry unit. No valid correlations were made.
Kewagama Gold Mines (Quebec) Limited (1981 - 1985)	Minexpert carried out a re-evaluation / re-compilation of all available data. This work reported the Camp Zone Area to host the bulk of the know mineralization over a length of 300 feet and a width of 8.5 ft., grading 0.23 ounce Au per ton. The Number 2 Zone Area and the Discovery Zone Area were reported to host numerous gold intersections although they were unable to complete any valid correlations. Other drill holes outside of the identified zones were reported to carry interesting gold values.
Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1985 - 1989)	Magnetic survey on established grid lines over the entire property with measurements of total magnetic field and vertical gradient. Induced polarization survey on established grid lines over most of the property. Geophysical surveys carried out by Géola Ltée of Val d'Or. 36 Diamond drill holes covering the Camp Zone Area, Number 2 Zone Area and the Discovery Zone. The bulk of the drilling was within the Camp Zone Area. These holes were oriented at 034° at a dip of -45° to -55°. 17 Zones have been partially delineated, 4 of which lie within mafic lapilli tuff horizons along the north side of the Cadillac-Malartic Break and are correlative over a length of up to 2000 feet from the Camp Zone Area into the Number 2 Zone Area.
Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1985 - 1989) (Continued)	The grade varies widely due to the presence of particulate gold ("Nugget Effect"). Other zones lie within silicified, pyritic and altered sections of the felspar porphyry bodies. A compilation of all available information was completed. Subsequent tonnage calculations indicate a potential mineral inventory of 455,000 tons grading 0.135 ounce Au per ton over an average width of 6.1 feet to a depth of 500 feet within zones 1,2,3,4,11 and 13. The bulk of this tonnage lies within the Camp Zone Area. "The Nugget Effect" was proven in particulate gold tests to affect the assay results. 4 Drill holes were completed on Magnetic geophysical anomalies in the northern portion of the property. These holes were drilled at an azimuth of 214°. Two of these holes intersected potentially correlative mineralized horizons grading 0.088 ounce Au per ton over 2.0 feet and 0.11 ounce Au per ton over 5.0 feet respectively. Diamond drill program (5 holes, 4,831 feet) completed the Camp Zone Area at depth and extended eastern strike length to L24+00E.

Ste-Genevieve Resources Ltd./ Augmito Explorations Ltd. (1993)	Drill program of 9 holes (2,925 feet). Seven auriferous horizons intersected with values up to 0.56 oz/ton Au over 11.1 feet.

General Geology. The property lies in the southeastern part of the Abitibi Volcanic Belt, which is part of the Superior Structural Province of the Canadian Shield. The volcanic, sedimentary and intrusive rocks are Archean in age. Late diabase dykes intrude the entire sequence.

The geology of the area essentially consists of thick piles of lavas and pyroclastic rocks intercalated with a series of sedimentary units. These rocks constitute the southern limb of the major overturned La Motte-Vassan anticline; they generally trend eastward (northwest-southeast in the area of the property) and dip steeply north.

This volcano-sedimentary assemblage comprises, from north to south, the Malartic Group (La Motte-Vassan and Dubuisson formations), the Jacola, Val d'Or, Heva and Kewagama formations, and the Blake River, Cadillac and Pontiac Groups.

The La Motte-Vassan, Dubuisson and Jacola formations consist mainly of ultramafic (komatiitic) lava flows, locally brecciated basaltic flows and rare sedimentary rocks. The Val d'Or Formation represents basaltic flows with basaltic flow breccia and andesitic and basaltic tuffs. The Heva Formation consists of magnetic massive basalts and felsic and mafic volcanoclastites with subordinated basalts. These rocks are superposed by the graywackes and volcaniclastics of the Kewagama Formation by the basalts of the Blake River Group and by the graywackes and the conglomerates of the Cadillac Group.

This assemblage, which represents the southernmost formations of the Abitibi Volcanic Belt, are adjacent to an extensive area of graywacke, intercalated with ultramafic (komatiitic) lava flows of the Pontiac Group. The Cadillac Group and the Pontiac Group are separated by the basaltic and ultramafic flows of the Cadillac Break (Piché Group).

Numerous intrusions, ranging in composition from pyroxenite to granite invade the entire sequence. The most extensive are swarms of dioritic sills and large plutons of granodiorite, such as the Bourlamaque batholith. The volcanic and sedimentary rocks exhibit variable states of dynamic, thermal and metasomatic metamorphism, the most prevalent being the development of moderately schistose fabrics and chlorite, epidote and sericite.

Local Geology. The geology of the Parbec property is dominated by the presence of the Cadillac Break, a major fault which crosses the property along a northwestern-southeastern axis for a length of 5,300 feet. It extends from the southeastern corner diagonally through the centre of the property, attaining an average width of 450 feet.

The fault zone is marked by talc-chlorite schists or highly altered ultramafic flows, and narrow tuffaceous sedimentary units. This sequence has subsequently been intruded by lenticular bodies of diorite and feldspar porphyry, which are irregular in shape and range in width from 2 feet to 120 feet or more.

Immediately south of the fault, the rock units consist of arkosic and basic to intermediate volcanic flows of the Pontiac Group. Periodically, narrow feldspar porphyry and dioritic bodies have also intruded the sediments in close proximity to the southern contact of the fault zone.

The rocks located to the north of the Cadillac Break are part of a thick sequence of ultramafic, mafic and intermediate flows, volcaniclastic and epiclastic sediments and conglomerates of the Piché Group. Tabular bodies of gabbroic and dioritic composition have been intruded throughout the volcanic sequence however they are concentrated along the volcanic sedimentary contact, which crosses the northern portion of the property. This sheared contact may represent a major splay fault at a slightly oblique angle off of the main Cadillac-Malartic Break. Northeasterly trending transverse faults cross the property at irregular intervals imparting minor displacements of the main fault zone on a regional scale. Locally however displacements of up to 150 feet have been reported.

Recent Adjoining Property Developments. In 2002, McWatters Gold Mines announced that they would be putting the adjoining East Amphi gold deposit into production. The East Amphi property is a continuation of the same stratigraphy as found on the Parbec property.

In late 2003, the East Amphi gold deposit was sold to Richmont Mines Inc. which plans to place the property into production subsequent to an ongoing CDN$6 million exploration and definition drill program.

Suffield Deposit

Location. The Suffield Mine property is located four miles southwest of the city of Sherbrooke, Quebec and is accessible by secondary provincial highway. The claim group consists of nine unpatented mining claims, covering 617 hectares. The property is owned 100% by Globex, which acquired the ground by purchase and staking. A 5% net profit interest royalty is held by Waldo Investments Inc. No significant exploration activity has occurred on the Suffield Mine property since 1990 and Globex has no immediate exploration plans.

Geology. The Suffield Mine property is situated on the northwest flank of the Sherbrooke Anticline. This structure is overturned to the northwest and is dissected by series of thrust faults. There are two distinctive lithological formations in the area; the Ordovician-aged Ascot Formation of felsic to intermediate volcanics and schists and, the Siluro-Devonian-aged Francis Group of sediments. Both units are intruded by small ultramafic, granite, diorite and lamprophyre bodies. The property's stratigraphic sequence, from west to east, consists of a large band of phyllites, followed by a chert, siltstone and iron formation sedimentary unit and finally a capping of thick sequence of sericite schists and porphyritic rhyolite. Disseminated and volcanic massive sulphide mineralization occurs at the sediment-volcanic contact. Mineralization consists chiefly of sphalerite and pyrite and appears to be controlled in part by rolls and dips in the contact surface.

Mining History. The Suffield Mine property contains two past mineral producers -- the Suffield King and Howard Mines -- and several prospects -- the Silver Star, North Howard and No.4 Shaft zones. The property experienced intermittent mining activities over the period from 1863 to 1956. Until 1949, mining consisted of small-scale production from prospect pits and shafts.

From 1949 to 1956, Ascot Metals Corporation developed the Suffield Mine No.3 Shaft. Production reportedly totalled 600,000 tons grading 6.5% zinc, 0.8% copper, 0.45% lead, 2.5 opt silver, and 0.007 opt gold. The mine closed prior to the completion of the No.4 Shaft, which saw little or no production. SOQUEM carried out geological mapping, geochemical and geophysical surveys and diamond drilling in 1968 and 1969. In 1972, Lynx Canada Exploration drilled three short holes, which reportedly confirmed previously defined Suffield work.

In 1985, Copper Stack Resources Ltd. completed geophysics and drill follow-up on the Silver Star zone. A total of 2,116 feet in six drill holes were put down. An induced polarization survey was carried out by Spartan Mining Ltd. and the holdings were geologically reviewed by Géoconseils Jack Stoch Ltée in 1987. The property was optioned in 1989 by Noranda Exploration Company, Ltd., which completed a program of combined geophysical (magnetometer and very low frequency electromagnetic), geochemical and geological surveying, trenching and diamond drilling for a total of 2,632 metres in 19 drill holes. During 1990, an additional 1,627 metres of drilling was completed with four drill holes.

Vulcan Property

Location. The Vulcan property, also known as Gold Dike, is located in Ferry County, Washington, two miles from the Canada-U.S. border and four miles southwest of Grand Forks, British Columbia. Access to the property is provided by five miles of unpaved county roads and an unpaved drivable trail. Globex Nevada owns 100% of 8 patented claims, 100% of 34 unpatented claims, and 11 unpatented claims optioned (with no cash payments or work requirements).

Globex Nevada acquired the Vulcan property on August 18, 1995 pursuant to an agreement with N.A. Degerstrom, Inc. and Gold Express Communications Inc. for a purchase price of one dollar and the assumption of all liabilities in connection with the property. To date, Globex has paid more than US$38,000 with respect to liabilities incurred by the previous owners. In addition, Globex has posted a US$75,000 bond (now US$101,807 with accumulated interest) with the State of Washington with respect to certain environmental matters.

In 1996, Globex conducted exploration on the Vulcan property in the process of reassessing the property's geologic potential. During 2000, select sampling was done south of the previously known gold zone on a previously known copper dyke. Significant values were returned for platinum and palladium as well as copper.

Geology. With respect to the geology of the Vulcan property, Permian to Triassic sedimentary and volcaniclastic rocks crop out near Danville in the northern portion of the Republic graben. Near the Gold Dike mine, interbedded units of argillite, siltite, limestone, and quartzite have been recrystallized to the hornblende hornfels metamorphic facies by later intrusion of Createaceous (?) alkalic rocks of the Shasket Creek complex. The Shasket Creek alkalic complex was originally mapped as two phases -- monzonite to shonkinite (with possible nepheline syenite), and syenite porphyry (a more leucocratic phase with orthoclase phenocrysts).

Mining History. Early exploration and mining took place near the turn of the century on the Vulcan property. Small amounts of high-grade copper ore were hand-cobbed from the Comstock Vein and shipped directly to the smelters. Exploration for gold on the property and surrounding areas took place on an intermittent basis. This consisted of various forms of sampling and drilling, and at least two small audits into the Gold Dike Vein. The property came under the control of Vulcan Mountain Mining Company, which commenced to mine the Gold Dike by open-pit methods. Approximately 150,000 tons of ore were reportedly extracted and processed using cyanide heap leaching to extract the gold from the ore with an average recovered grade of approximately 0.10 opt gold and 0.15 opt silver.

Diamond drilling on the property has occurred intermittently since 1963. During 1996, Globex completed geological mapping and induced polarization surveys on the claims, as well as 14 diamond drill holes completed for a total length of 7,272 feet.

In 2002, surface sampling located significant platinum, palladium, gold and copper values in a porphyry body which parallels the Vulcan gold zone but to the south.

In late November 2004, prospecting and sampling was undertaken on the new platinum-palladium bearing structures.

Other Early/Immediate Stage Exploration Properties

Bell Mountain

Location. The Bell Mountain property is located in Churchill County, Nevada, approximately 63 kilometres southeast of Fallon and there are 26 lode claims Bureau of Land Management land. The property is most easily accessed from Reno, Nevada via paved highway to a point 10 miles east of Frenchman's Station and then nine miles of gravel road to the mine. The claims are owned 100% by Globex Nevada. All claims are unpatented and are located on federal land.

Globex Nevada acquired the property on November 14, 1994 pursuant to an agreement with N.A. Degerstrom, Inc. ("Degerstrom") for a purchase price of one dollar. Pursuant to the agreement, Degerstrom retained a 2% net smelter return royalty on all metals, minerals, ores or other materials mined or taken from the property. Globex Nevada has the option to buy-out the net smelter return by paying $167,000 to Degerstrom within 90 days of commencement of commercial production.

Geology. The host rocks on the Bell Mountain property are siliceous pyroclastic rhyolites and the two major vein systems identified on the property can be classified in the volcanic-hosted epithermal quartz-adularia deposits. The veins contain gold and silver as electrum and silver as chlorargyrite and argentite. The vein systems on the property have been identified over a total area of 2.34 km^2 with only 0.09 km^2 tested by drilling to an average depth of 25 metres, leaving a large area open to exploration.

Mining History. The property was originally staked in 1914. In 1918, Tonopah Mining Co. conducted underground development and sampling. The property was then mainly idle until some sampling was conducted in 1948. It then fell idle again until the 1970s when a 270 metre long adit was driven. In 1978, Bell Mountain Mining Co. did a substantial sampling program including driving the 180 metre Varga adit. A geology professor wrote a summary on all the existing data in 1978.

In 1984, Santa Fe Mining Co. drilled 51 reverse circulation holes principally in the Varga area including 10 holes in the Sphinx area. In 1985, Alhambra Mines reopened the underground workings and resampled and mapped them. Metallurgical tests were undertaken and 18 drill holes completed in the Spurr adit area. Between 1988 and 1993, Degerstrom drilled 104 holes, completed a technical feasibility study and permitted the property for open-pit mining and heap leaching.

In 1996, ECU completed a first phase drill program on the Bell Mountain property. ECU drilled five holes in three zones for 2,388 feet. The property was also mapped and an airborne magnetic survey was completed.

No work has been undertaken on the property since 1997.

In 2004, Globex signed an option agreement with Platte River Gold (US) Inc. Diamond drilling started in December 2004 on the known gold zone.

Smith-Zulapa Property

Location. The property consists of 27 claims in Ranges 9-10, northeast Tiblemont Township, Quebec (see claims list attached). Access is by all weather gravel road from the town of Senneterre, 17 km to the north. This gravel road traverses the western quarter of the property.

Geology. The Smith-Zulapa property is situated on the north side of the Tiblemont-Pascalis batholith, a multi phase intrusive consisting of dioritic, granodioritic, granitic and tonalitic phases.

The property is underlain by volcanic rocks varying from andesitic to rhyolitic in composition. The volcanic units strike west-northwest and dip from 40° to 70° north. Schistosity is parallel to strike. These are intruded by an east west ovoid granodioritic (gabbroic) stock and numerous dioritic dykes.

The granodiorite stock is oriented N 60° W and has a more mafic facies to the northeast and more felsic facies to the southwest.
The south part of the pluton is traversed by a N 60° W trending fault which has been traced for over 610 metres. This shear zone is intimately associated with the auriferous quartz veins in the Smith-Tiblemont gold zone.

The northeast part of the pluton has wide spread disseminated copper-nickel mineralization in the more mafic phase.

Economic Geology.

Smith Tiblemont Gold Zone - The Smith Tiblemont gold zone is situated in the south and southwest part of the granodiorite stock (possibly gabbroic) along a N 60° W trending shear zone. The zone was opened up by the sinking of a two compartment, 52 metre shaft with one level at the 45.7 metre depth consisting of 71.6 metres of drifting and 81 metres of galleries on vein number 1.

Numerous gold bearing quartz veins were intersected in diamond drilling and underground sampling over a strike length of 1,524 metres to a tested depth of 91 metres. The quartz vein system consists of blue quartz with native gold and minor pyrite and chalcopyrite. A preliminary resource calculation by B.S. Karpoff (1972) indicated a probable and possible resource of 23,620 tonnes grading 8.84 g/t over a 1.37 metre width on a 122 metre length of the number 1 vein to a depth of 45.7 metres.

Drill holes below this blocked out ore shoot have shown the gold mineralization continues to at least the 91 metre level with the following being some of the values intersected;

Hole Number	Depth (metres)	Grade (g/t)	Width (metres)
59-5	53 m	28.8	1.16 m
59-15	52 m	8.2	5.18 m
59-21	100 m	11.7	2.89 m

Other gold bearing veins parallel number 1 vein such as number 2 vein which has values up to 68 g/t over 0.3 metres and 5.2 g/t over 2.1 metres. Numerous other values which haven't as yet been related to any particular structure were also intersected. Gold values in these intersections range from 3.5 to 11.3 g/t.

In January 1993, Consolidated Oasis Resources Inc. covered the entire property with a magnetic survey and an IP survey.

In 1998, Consolidated Oasis Resources Inc. drilled 12 holes in the area of the Smith shaft. Their drilling encountered erratic gold values up to 14.04 g/t (hole TC-14) over 1 metre.

Zulapa Copper-Nickel Zone - The Zulapa Zone is located within a chlorite-actinolite schist and diorite northeast and adjacent of the granodiorite stock. The zone consists of massive and disseminated sulphides, the massive mineralization being associated with the schists and diorite, and the disseminated mineralization being within the granodiorite, the combined width being approximately 61 metres. The sulphides consist of pyrite, chalcopyrite, pyrrhotite and pentlandite. Within the granodiorite, the sulphides range from 5 to 15% while within the schist, up to 50%. Copper values range from 0.12% to 1.01% and nickel from 0.14% to 1.37% in widths up to 12 metres. Cobalt, platinum, palladium, rhodium, gold and silver have been indicated as present although not systematically assayed for (Falconbridge Mines Laboratories, 1964).

The following tonnages have been calculated:

Cut off	Tonnes	Cu %	Ni %
.5% Ni	713,773	0.51	0.76
.2% Ni	3,869,907	0.39	0.38

(Source: Consolidated Oasis Report)

The zone is at least 300 metres long and is open to depth below the 400 metre level.

In 2002, Globex acquired by staking the adjoining Transterre gold property (431 hectares).

Additional Early Stage Exploration Properties

In addition to the properties described above, Globex owns numerous other early stage exploration properties all of which are referenced in the "Exploration Properties in Canada & USA" table at the beginning of this section. Globex has varying degrees of information on these properties. These properties are in the early stages of exploration and any future potential production from these properties is highly speculative at this point in time.

2. OTHER ASPECTS OF THE BUSINESS

Globex is subject to risk factors, which are beyond its control including the following:

Immediate Need For Cash

Continued frugal management is essential to the Company's survival, because of the prevailing uncertainty in mining and exploration financing markets, and although gold, copper, zinc and magnesium prices have improved there is still significant fluctuation. The Company is currently utilizing government tax refunds and actively searching for additional joint ventures and financing to ensure ongoing exploration activities.

Fluctuations in the Market Price of Gold, Magnesium, Talc and Base Metals

The profitability of gold, magnesium, talc and base metal mining operations and thus the value of the mineral properties of Globex is directly related to the market price of the various minerals. The market prices of gold, magnesium, talc and base metals fluctuates widely and are affected by numerous factors beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, demand, global or regional political, economic or banking conditions, and a number of other factors. The selection of a property for exploration or development, the determination to construct a mine and place it into production, and the dedication of funds necessary to achieve such purposes are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine.

Exploration Risks

Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The economic feasibility of any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour productivity, royalty burdens and other factors. As a result, it is possible that the actual operating cash costs and economic returns of Globex's properties may differ materially from the costs and returns estimated initially.

Uncertainty of Reserves and Mineralization Estimates

There are numerous uncertainties inherent in estimating proven and probable reserves, resources and mineralization, including many factors beyond any company's control, such as falling metal prices which could cause reclassification of reserves or resources to a mineral deposit. The estimation of reserves, resources and mineralization is a subjective process and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to even greater uncertainty.

If current prices continue or if there are declines in the market prices of gold, magnesium, talc, base metals or other precious metals, reserves or mineralization may be rendered uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves. Considering the fluctuations in the prices for gold and base metals and possible future fluctuations in the price of metals, some reserves or resources will most likely have to be re-evaluated from reserves or resources to mineral deposit or visa versa.

Many of the reserves or resources that Globex holds were calculated prior to the institution of National Instrument 43-101 and thus may not fall under the now standard definitions of reserves or resources. Due to the high cost of recalculating theses figures, Globex has decided not to re-evaluate them but to advise on its web site, in reports and published information that the figures quoted may not conform to 43-101 regulations.

Development and Operating Risks

The operations of Globex are also subject to all of the hazards and risks normally incident to developing and operating mining properties. These risks include: under capitalization, insufficient ore reserves; fluctuations in production costs that may make mining of reserves not economical; significant environmental and other regulatory restrictions; labour disputes; unanticipated variations in grade and other geological problems; water conditions; surface or underground conditions; metallurgical and other processing problems; mechanical and equipment performance problems; failure of pit walls or dams; "force majeure" events, including natural disasters; and the risk of injury to persons, property or the environment, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

Lack of Production Experience and Operating History
Globex's principal mining-related activities to date have consisted of acquiring, exploring, and developing mineral properties. The Company has never been involved in operating mineral producing properties or producing or extracting minerals. The expertise required for operation and extraction of minerals is different from the expertise required for acquisition, exploration, and development. There are no revenues from the sale of metals and no operating history upon which to base estimates of future cash operating costs and capital requirements. There can be no assurance that Globex will ever be successful in operating mines and producing minerals.

Operating Losses, Negative Cash Flow from Mining Activities and Financing Risks
Historically, because the Company is an exploration company, Globex has generated an operating loss and has never generated cash flow from mining operations. As a result, the Company has relied on the issuance of equity securities and funding from other sources, principally joint ventures, to satisfy cash requirements. Additional financing will be required for certain ongoing projects and to ensure sufficient working capital in the future. There is no guarantee of obtaining funds from other sources in the future.

Title to Properties
The validity of unpatented mining claims, which constitute a significant portion of the property holdings of Globex, is often uncertain, and such validity can be subject to contest. Unpatented mining claims are unique property interests in the United States and Canada and are generally considered subject to greater title risk than patented mining claims or real property interests that are owned in fee simple. The validity of unpatented mining claim in the United States, in terms of both its location and maintenance, is dependent on strict compliance with a complex body of federal and state statutory and case law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims. Globex has not filed patent applications for many of its properties that are located on federal public lands in the United States, and, under proposed legislation to revise the General Mining Law, patents may be difficult to obtain in the United States. Although Globex has attempted to acquire satisfactory title to its properties consisting of unpatented mining claims in the United States, Globex does not generally obtain title opinions until financing is sought to develop a property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

Competition
Globex competes with major mining companies and other natural resource companies in the acquisition, exploration, financing and development of new properties and projects. Many of these companies are more experienced, larger and better capitalized than Globex. The competitive position of Globex depends upon

its ability to obtain sufficient funding and to explore, acquire and develop new and existing mineral resource properties or projects in a successful and economic manner. Some of the factors which allow producers to remain competitive in the market over the long term are the quality and size of the ore body, cost of production and operation generally, and proximity to market. Dumping by overseas producers has of late adversely affected North American magnesium producers and without government intervention, price stabilization is impossible. Globex also competes with other mining companies for skilled geologists and other technical personnel.

Foreign Operations

Globex conducts operations on numerous mineral properties in both Canada, Honduras and the United States. Globex's activities in the United States are subject to the risks normally associated with conducting business in foreign countries, including exchange controls and currency fluctuations, foreign taxation, and other risks that could cause exploration or development difficulties or stoppages or restrict the movement of funds. Globex's operations could also be adversely impacted by laws and policies of the United States and Canada affecting foreign trade, investment and taxation. These factors may result in foreign currency exchange gains and losses due to the fluctuation in the relative values of the currencies involved. Globex does not currently own any mineral properties outside of Canada and the United States, although Globex may acquire other foreign properties in the future.

Dependence on Key Personnel

Globex is dependent on the services of certain key officers and employees, including Globex's President, Jack Stoch and Secretary-Treasurer Dianne Stoch. Globex has an employment agreement with Mr. Stoch and Mrs. Stoch but does not carry key person life insurance on them. Competition in the mining exploration industry for qualified individuals is intense and the loss of any key officer or employee if not replaced promptly could have a material adverse effect on the business and operations of Globex.

Regulatory Compliance, Permitting Risks and Environmental Liability

Exploration, development and mining activities are subject to extensive Canadian and U.S. federal, provincial, state and local laws and regulations governing prospecting, exploration, development, production, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural preservation, mine safety and occupational health, control of toxic substances and other matters involving environmental protection and taxation. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing a mine and other facilities in compliance with such laws and regulations is significant. The costs and delays associated with compliance with such laws and regulations could become such that Globex would not proceed with the development or operation of a mine.

Mining in particular (and the ownership or operation of properties upon which historic mining activities have taken place) is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to Globex (or to other companies within the mineral industry) at a reasonable price. To the extent that Globex becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available to Globex and could have a material adverse effect on Globex. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

The environmental protection laws address, among other things, the maintenance of air and water quality standards, the preservation of threatened and endangered species of wildlife and vegetation, the preservation of certain archaeological sites, reclamation, and limitations on the generation, transportation, storage and disposal of solid and hazardous wastes. There can be no assurances that all required permits and governmental approvals can be obtained on a timely basis and maintained as required.

In the context of environmental permitting, including the approval of reclamation plans, Globex must comply with standards, laws and regulations that may entail greater or fewer costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are applied by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that Globex would not proceed with the development of a project or the operation or further development of a mine. Globex has made, and expects if required, to make significant future expenditures to comply with permitting obligations and environmental laws and regulations although no such requirements currently exist. Globex believes that the properties and operations in which it retains interests are currently for the most part in material compliance with applicable laws and regulations.

Volatility of Stock Price and Limited Liquidity
Globex Common Stock is listed on the Toronto Stock Exchange. Globex Common Stock has experienced significant volatility in price and limited trading volume over the last several years. See "Market for Securities". There can be no assurance of adequate liquidity in the future for Globex Common Stock.

Fluctuations in the Currency Markets
Globex is funded in Canadian dollars while metal prices are quoted in US dollars. Fluctuations in the relative values of the currencies can negatively affect the viability of ore deposits as well as planned or continuing operations including exploration, development or mining.

IV SELECTED CONSOLIDATED FINANCIAL INFORMATION

For each of the last three fiscal years

In dollars	2004	2003	2002
Total income	717,890	276,058	237,453
Net loss	(353,421)	(688,141)	(286,859)
Loss per share - basic & fully diluted	(0.03)	(0.05)	(0.02)
Current assets	961,564	401,383	200,410
Current liabilities	141,654	54,323	34,411
Total assets	1,846,967	1,623,426	1,948,259
Long term debt	NIL	NIL	NIL
Cash dividend per share	NIL	NIL	NIL

Globex does not pay dividends, as the Company does not yet generate a profit. All cash is used to fund exploration and acquisitions.

V MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis, as contained on page 3 of the Company's 2004 Annual Report, is incorporated herein by reference.

VI MARKET FOR SECURITIES

The common shares of Globex are listed on the Toronto Stock Exchange under the symbol GMX. Globex has 13,913,538 common shares issued as of March 14, 2005.

The following table sets forth the sale prices per share and volumes of Globex Common Stock traded on the TSX for each calendar quarter since January 2002. Globex's fiscal year ends on December 31.

Fiscal Year		Common Stock Price per Share in Canadian Dollars & Volumes Traded			
		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
2004	Volume	520,844	428,529	203,546	259,363
	Price $ - High	1.120	1.050	0.850	0.850
	Price $ - Low	0.750	0.700	0.670	0.650
2003	Volume	1,069,587	578,237	745,759	884,407
	Price $ - High	1.050	0.780	1.000	1.250
	Price $ - Low	0.650	0.550	0.520	0.900
2002	Volume	767,872	1,310,572	608,965	1,333,422
	Price $ - High	0.345	0.560	0.460	1.140
	Price $ - Low	0.180	0.280	0.280	0.320

VII DIRECTORS AND OFFICERS

The list of directors of Globex, remuneration of directors and senior officers of the Company and their respective holdings in Globex are presented in the Management Proxy Circular dated March 14, 2005 under the headings "Election of Directors" and "Remuneration of Directors and Officers" on pages 2 through 4.

Directors' Names and Municipality of Residence	Principal Occupation and Office Held	Director since	Number of shares beneficially owned or over which control is exercised as of March 14, 2005
Jack Stoch Rouyn-Noranda, Quebec Canada	President and Chief Executive Officer of the Company	1983	1,980,627
Dianne Stoch Rouyn-Noranda, Quebec Canada	Private Consultant, Secretary-treasurer and Chief Financial Officer of the Company	1985	621,147
Chris Bryan [(1)] Whitby, Ontario, Canada	Mining Analyst (retired)	1983	25,000
Ian Atkinson [(1)] The Woodlands, Texas, USA	Vice President - Exploration and Strategy Hecla Mining Company (mining company)	1986	-
Joel Schneyer [(1)] Parker, Colorado, USA	President Mercantile Resource Finance, Inc. (Advisor - mining Sector)	1997	-

(1) Audit Committee Member

As of March 14, 2005, all directors and senior officers as a group beneficially own directly or indirectly or exercise control or direction over 18.9% of the common shares of the Company. Jack Stoch is indirectly the principal shareholder of the Company exercising control or direction over 14.2% of the common shares of the Company on March 14, 2005.

Each of the directors holds office until the annual general meeting to be held on May 2, 2005 and until a successor is duly elected or appointed, unless the office is vacated earlier in accordance with the by-laws of the Company.

The Corporate Governance Practices of the Company are discussed in the Management Information Circular dated March 14, 2005, pages 5 through 8 inclusive.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

The Interest of Informed Persons in Material Transactions of the Company is discussed in the Management Proxy Circular dated March 14, 2005, pages 4 and 5.

RELATED PARTY TRANSACTIONS

In 2004, the Company made payments to two shareholders, both officers and directors of the Company, and to a company controlled by a shareholder. $7,000 and 31,500 Globex shares, valued at $26,145, paid as partial consideration for acquisition of the Wood gold property in Cadillac township, was included in Mineral properties and deferred exploration expenses. At year end, accounts payable included $11,029 (2003 - nil) due to related parties for recovery of expenses. Accounts receivable was $181 (2003 - nil). These transactions are in the normal course of operations and are measured at the exchange value (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

	2004	2003
Management	$ 60,000	$ 60,000
Administrative & accounting	27,000	19,500
Rent - office, core shack & storage	16,400	13,200
Cadillac - Wood property option - 35%	33,145	-
Dufresnoy Twp - work commitment exchange	7,043	-
Total	$ 143,588	$ 92,700

VIII ADDITIONAL INFORMATION

(1) Globex shall provide to any person or company, upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

(iii) one copy of the Management Proxy Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate;

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any other document referred to in 1 (a) (i), (ii) and (iii) above, provided the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

(2) Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the issuers' securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Proxy Circular dated March 14, 2005 issued for the Company's Annual Meeting of Shareholders to be held on May 2, 2005. Additional financial information is provided in the comparative financial statements of the Company for 2004 and 2003. The Circular, Annual Report and Financial Statements are available to the public as provided for by Section 87 of the Securities Act (Quebec).

(3) Unless otherwise stated information contained herein is as at December 31, 2004.

(4) The following documents are incorporated by reference:

(a) the audited consolidated financial statements of Globex for the years ended December 31, 2004 and 2003

(b) the Notice of Annual Meeting of Shareholders, Management Proxy Circular and Proxy for the Company's annual meeting of shareholders.